HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended December 31, 2018 and 2017

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the year ended December 31, 2018. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which can vary from those of the US. This MD&A provides information for the year ended December 31, 2018, based on information available to management as of February 20, 2019.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Year ended December 31 (millions of dollars, except as otherwise noted)	2018	2017	Change
Revenues	6,178	5,947	3.9%
Purchased power	2,899	2,875	0.8%
Revenues, net of purchased power[1]	3,279	3,072	6.7%
Operation, maintenance and administration (OM&A) costs	1,055	1,014	4.0%
Depreciation, amortization and asset removal costs	830	810	2.5%
Financing charges	418	411	1.7%
Income tax expense	134	120	11.7%
Net income attributable to common shareholder of Hydro One	827	711	16.3%

Basic earnings per common share (EPS)	$5,814	$4,999	16.3%
Diluted EPS	$5,814	$4,999	16.3%

Net cash from operating activities	1,604	1,694	(5.3%)
Funds from operations (FFO)[1]	1,637	1,625	0.7%

Capital investments	1,562	1,556	0.4%
Assets placed in-service	1,806	1,578	14.4%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,485	19,587	4.6%
Distribution: Electricity distributed to Hydro One customers (GWh)	27,338	25,876	5.7%

	2018	2017
Debt to capitalization ratio[2]	51.5%	51.1%

[1]	See section “Non-GAAP Measures” for description and reconciliation of FFO and Revenues, net of purchased power.

[2]
Debt to capitalization ratio has been presented at December 31, 2018 and 2017, and has been calculated as total debt (includes total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholder's equity, including preferred shares but excluding any amounts related to noncontrolling interest.

OVERVIEW
Hydro One is the largest electricity transmission and distribution company in Ontario. Hydro One owns and operates substantially all of Ontario’s electricity transmission network, and approximately 123,000 circuit kilometres of primary low-voltage distribution network. Hydro One has three business segments: (i) transmission; (ii) distribution; and (iii) other business.
For the years ended December 31, 2018 and 2017, Hydro One’s business segments accounted for the Company’s total revenues, net of purchased power, as follows:

Year ended December 31	2018	2017
Transmission	54%	51%
Distribution	46%	49%
Other	—%	—%
At December 31, 2018 and 2017, Hydro One’s business segments accounted for the Company’s total assets as follows:

December 31	2018	2017
Transmission	53%	53%
Distribution	35%	36%
Other	12%	11%

1

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

Transmission Segment
Hydro One’s transmission business owns, operates and maintains Hydro One’s transmission system, which accounts for approximately 98% of Ontario’s transmission capacity based on revenue approved by the Ontario Energy Board (OEB). The Company's transmission business consists of the transmission system operated by its subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation in respect of the Bruce-to-Milton transmission line. The transmission business is rate-regulated and earns revenues mainly from charging transmission rates that are approved by the OEB.

	2018	2017
Electricity transmitted[1] (MWh)	137,436,546	132,090,992
Transmission lines spanning the province (circuit-kilometres)	30,166	30,290
Rate base (millions of dollars)	11,870	11,251
Capital investments (millions of dollars)	985	968
Assets placed in-service (millions of dollars)	1,164	889
1 Electricity transmitted represents total electricity transmission in Ontario by all transmitters.
Distribution Segment
Hydro One’s distribution business is the largest in Ontario and consists of the distribution system operated by its subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities). The distribution business is rate-regulated and earns revenues mainly from charging distribution rates that are approved by the OEB.

	2018	2017
Electricity distributed to Hydro One customers (GWh)	27,338	25,876
Electricity distributed through Hydro One lines (GWh)[1]	38,265	36,525
Distribution lines spanning the province (circuit-kilometres)	123,441	123,361
Distribution customers (number of customers)	1,370,819	1,358,093
Rate base (millions of dollars)	7,852	7,389
Capital investments (millions of dollars)	577	588
Assets placed in-service (millions of dollars)	642	689
1 Units distributed through Hydro One lines represent total distribution system requirements and include electricity distributed to consumers who purchased power directly from the Independent Electricity System Operator (IESO).

Embedded Distributors
9%
Large Users
11%
Residential
51%
General Service
29%

2018 Distribution Revenues

Other Business Segment
Hydro One’s other business segment consists of certain corporate activities.
PRIMARY FACTORS AFFECTING RESULTS OF OPERATIONS
Transmission Revenues
Transmission revenues primarily consist of regulated transmission rates approved by the OEB which are charged based on the monthly peak electricity demand across Hydro One’s high-voltage network. Transmission rates are designed to generate revenues necessary to construct, upgrade, extend and support a transmission system with sufficient capacity to accommodate maximum

2

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

forecasted demand and a regulated return on the Company’s investment. Peak electricity demand is primarily influenced by weather and economic conditions. Transmission revenues also include export revenues associated with transmitting electricity to markets outside of Ontario. Ancillary revenues include revenues from providing maintenance services to power generators and from third-party land use.
Distribution Revenues
Distribution revenues include regulated distribution rates approved by the OEB and amounts to recover the cost of purchased power used by the customers of the distribution business. Distribution rates are designed to generate revenues necessary to construct and support the local distribution system with sufficient capacity to accommodate existing and new customer demand and a regulated return on the Company’s investment. Accordingly, distribution revenues are influenced by distribution rates, the cost of purchased power, and the amount of electricity the Company distributes. Distribution revenues also include ancillary distribution service revenues, such as fees related to the joint use of Hydro One’s distribution poles by the telecommunications and cable television industries, as well as miscellaneous revenues such as charges for late payments.
Purchased Power Costs
Purchased power costs are incurred by the distribution business and represent the cost of the electricity purchased by the Company for delivery to customers within Hydro One’s distribution service territory. These costs are comprised of the following: the wholesale commodity cost of energy; the Global Adjustment, which is the difference between amounts the IESO pays energy producers for the electricity they produce and the actual fair market value of this electricity; and the wholesale market service and transmission charges levied by the IESO. Hydro One passes the cost of electricity that it delivers to its customers, and is therefore not exposed to wholesale electricity commodity price risk.
Operation, Maintenance and Administration Costs
OM&A costs are incurred to support the operation and maintenance of the transmission and distribution systems, and other costs such as property taxes related to transmission and distribution lines, stations and buildings, and information technology (IT) systems. Transmission OM&A costs are incurred to sustain the Company’s high-voltage transmission stations, lines, and rights-of-way, and include preventive and corrective maintenance costs related to power equipment, overhead transmission lines, transmission station sites, and forestry control to maintain safe distance between line spans and trees. Distribution OM&A costs are required to maintain the Company’s low-voltage distribution system to provide safe and reliable electricity to the Company's residential, small business, commercial, and industrial customers across the province. These include costs related to distribution line clearing and forestry control to reduce power outages caused by trees, line maintenance and repair, land assessment and remediation, as well as issuing timely and accurate bills and responding to customer inquiries. Hydro One manages its costs through ongoing efficiency and productivity initiatives, while continuing to complete planned work programs associated with the development and maintenance of its transmission and distribution networks.
Depreciation, Amortization and Asset Removal Costs
Depreciation and amortization costs relate primarily to depreciation of the Company’s property, plant and equipment, and amortization of certain intangible assets and regulatory assets. Asset removal costs consist of costs incurred to remove property, plant and equipment where no asset retirement obligations have been recorded on the balance sheet.
Financing Charges
Financing charges relate to the Company’s financing activities, and include interest expense on the Company’s long-term debt and short-term borrowings, and gains and losses on interest rate swap agreements, contingent foreign exchange or other similar contracts, net of interest earned on short-term investments. A portion of financing charges incurred by the Company is capitalized to the cost of property, plant and equipment associated with the periods during which such assets are under construction before being placed in-service.
RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholder for the year ended December 31, 2018 of $827 million is an increase of $116 million or 16.3% from the prior year. Significant influences on net income included:

•	increase in transmission and distribution revenues due to higher energy consumption resulting from favourable weather;

•	higher transmission revenues driven by increased OEB-approved transmission rates;

•	higher OM&A costs primarily resulting from:

•	higher vegetation management costs resulting from a change to an improved vegetation program resulting in greater coverage and better reliability,

•	higher property taxes, primarily due to non-recurring favourable re-assessment of payments in lieu of property taxes in 2017,

3

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

•	higher project write-offs due to revision of asset replacement strategies and alternatives not pursued, and obsolete inventory and technology, and

•	higher volume of demand maintenance work on power equipment and overhead lines; partially offset by

•	savings related to the renewed IT contract;

•	higher financing charges primarily due to an increase in interest expense incurred on short-term notes payable; and

•	higher income tax expense primarily attributable to higher earnings in 2018, partially offset by higher temporary differences arising from higher in-service additions in 2018, compared to 2017.
Revenues

Year ended December 31 (millions of dollars, except as otherwise noted)	2018	2017	Change
Transmission	1,756	1,581	11.1%
Distribution	4,422	4,366	1.3%
Total revenues	6,178	5,947	3.9%

Transmission	1,756	1,581	11.1%
Distribution, net of purchased power	1,523	1,491	2.1%
Total revenues, net of purchased power	3,279	3,072	6.7%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,485	19,587	4.6%
Distribution: Electricity distributed to Hydro One customers (GWh)	27,338	25,876	5.7%
Transmission Revenues
Transmission revenues increased by 11.1% in 2018 primarily due to the following:

•	higher revenues driven by increased OEB-approved transmission rates for 2018;

•	higher average monthly Ontario 60-minute peak demand driven by colder winter and warmer summer in 2018; and

•	increased 2018 allowed return on equity (ROE) for the transmission business.
Distribution Revenues, Net of Purchased Power
Distribution revenues, net of purchased power, increased by 2.1% in 2018 primarily due to the following:

•	higher energy consumption resulting from favourable weather in 2018; partially offset by

•	lower external revenues in 2018, mainly due to lower late payment charges, connection setup fees and lower storm restorations;

•	lower Conservation and Demand Management (CDM) revenue; and

•	lower deferred regulatory adjustments, mainly related to the pension cost differential account.
OM&A Costs

Year ended December 31 (millions of dollars)	2018	2017	Change
Transmission	424	391	8.4%
Distribution	608	599	1.5%
Other	23	24	(4.2%)
	1,055	1,014	4.0%
Transmission OM&A Costs
The increase of 8.4% in transmission OM&A costs for the year ended December 31, 2018 was primarily due to:

•	a reduction of provision for payments in lieu of property taxes following a favorable reassessment of the regulation in 2017;

•	higher volume of work on vegetation management;

•	higher project write-offs due to revision of asset replacement strategies and alternatives not pursued; and

•	higher volume of demand maintenance work on power equipment and overhead lines; partially offset by

•	lower costs related to the renewed IT contract.
Distribution OM&A Costs
The increase of 1.5% in distribution OM&A costs for the year ended December 31, 2018 was primarily due to:

•	higher volume of work on vegetation management;

•	higher volume of emergency calls; and

4

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

•	higher project and inventory write-offs due to revision of asset replacement strategies, alternatives not pursued, and obsolete inventory and technology; partially offset by

•	lower storm restoration costs;

•	lower costs related to the renewed IT contract; and

•	lower volume of field collections and investigations as a result of extended winter moratorium.
Depreciation, Amortization and Asset Removal Costs
The increase of $20 million or 2.5% in depreciation, amortization and asset removal costs for 2018 was mainly due to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
Financing Charges
The increase of $7 million or 1.7% in financing charges for the year ended December 31, 2018 was primarily due to an increase in interest expense on short-term notes payable driven by higher weighted-average interest rates and balance of short-term notes outstanding in 2018; partially offset by a decrease in interest expense on long-term debt driven by lower weighted-average interest rate in 2018.
Income Tax Expense
Income tax expense was $134 million for the year ended December 31, 2018, compared to $120 million in 2017. The Company realized an effective tax rate (ETR) of approximately 13.7% in 2018, compared to approximately 14.3% in 2017.
As prescribed by the regulators, the Company recovers income taxes and is required to accrue its tax expense based on the tax liability determined without accounting for temporary differences recoverable from or refundable to customers in the future. The increase in income tax expense for the year ended December 31, 2018 was primarily attributable to higher earnings for 2018, partially offset by increased temporary differences from higher in-service additions in 2018, compared to 2017.
SELECTED ANNUAL FINANCIAL STATISTICS

Year ended December 31 (millions of dollars, except per share amounts)	2018	2017	2016
Revenues	6,178	5,947	6,502
Net income attributable to common shareholder	827	711	730

Basic EPS	$5,814	$4,999	$5,132
Diluted EPS	$5,814	$4,999	$5,132

Dividends per common share declared	$42	$105	$14
Dividends per preferred share declared	$19	—	—

December 31 (millions of dollars)	2018	2017	2016
Total assets	26,354	25,614	25,310
Total non-current financial liabilities	9,989	9,328	10,086
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017
Revenues	1,548	1,598	1,466	1,566	1,429	1,511	1,361	1,646
Purchased power	741	733	674	751	662	675	649	889
Revenues, net of purchased power	807	865	792	815	767	836	712	757
Net income to common shareholder	182	231	199	215	180	241	120	170

Basic and diluted EPS	$1,280	$1,624	$1,399	$1,512	$1,265	$1,694	$844	$1,195

Earnings coverage ratio[1]	2.9	3.0	3.0	2.8	2.7	2.5	2.6	2.7

[1]
Earnings coverage ratio has been presented for the twelve months ended as of each date indicated above and has been calculated as net income before financing charges and income taxes attributable to shareholder of Hydro One, divided by the sum of financing charges, capitalized interest, and preferred dividends.

Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.

5

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve both additions to existing assets and large scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the year ended December 31, 2018 and 2017:

Year ended December 31 (millions of dollars)	2018	2017	Change
Transmission	1,164	889	30.9%
Distribution	642	689	(6.8%)
Total assets placed in-service	1,806	1,578	14.4%
Transmission Assets Placed In-Service
Transmission assets placed in-service increased by $275 million or 30.9% during the year ended December 31, 2018 primarily due to the following:

•	substantial completion of major development work at the Clarington transmission station;

•
assets placed in-service in 2018 for station sustainment investments, including Horning, NRC, Centralia, London Nelson, St. Isidore, Wanstead, Mohawk, Palmerston, Chenaux, Dryden, and Bruce A transmission stations, as well as the Bruce Special Protection System end-of-life equipment replacement project;

•	higher volume of demand work placed in-service associated with equipment failures;

•	higher volume of spare transformers;

•	higher volume of overhead lines and component replacement work placed in-service; and

•	high volume of work on transmission facilities as a result of a wind storm; partially offset by

•
assets placed in-service in 2017 for station sustainment investments, including OverBrook, Hanmer, Aylmer, Leaside, Richview, Goderich, Lakehead, Nepean, and Kirkland Lake transmission stations, as well as DeCew Falls and Hinchinbrooke switching stations;

•	substantial investments in major development projects placed in-service in 2017, including the Leamington, Holland, Hawthorne, and Manby transmission stations;

•	the completion of the Move-to-Mobile project in June 2017;

•	lower volume of wood pole replacements; and

•	lower volume of fleet and work equipment purchases.
Distribution Assets Placed In-Service
Distribution assets placed in-service decreased by $47 million or 6.8% during the year ended December 31, 2018 primarily due to the following:

•	higher volume of sustainment lines carryover work in 2017;

•	lower volume of distribution station refurbishments and spare transformer purchases;

•	the completion of the Move-to-Mobile project in June 2017;

•	lower volume of wood pole replacements;

•	the completion of an operation center in Bolton in February 2017;

•	lower volume of fleet and work equipment purchases;

•	the completion of the Outage Response Management System project in the third quarter of 2017; and

•	the completion of the Company’s website redesign project in 2017 to improve customer service and operational efficiencies; partially offset by

•	higher volume of emergency power and storm restorations work;

•	cumulative investments in the Advanced Distribution System project in 2018;

•	cumulative investments in distribution generation connection projects in 2018;

•	cumulative investments placed in-service for the Source-to-Order Transformation project, which aims to modernize the Company’s sourcing and procurement capabilities;

•	increased investments placed in-service for meter sustainment work; and

•	the completion of the Bill Redesign project, which included investments in application enhancements and software upgrades.

6

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

Capital Investments
The following table presents Hydro One’s capital investments during the years ended December 31, 2018 and 2017:

Year ended December 31 (millions of dollars)	2018	2017	Change
Transmission
Sustaining	810	764	6.0%
Development	116	137	(15.3%)
Other	59	67	(11.9%)
	985	968	1.8%
Distribution
Sustaining	296	280	5.7%
Development	217	227	(4.4%)
Other	64	81	(21.0%)
	577	588	(1.9%)

Total capital investments	1,562	1,556	0.4%
2018 capital investments of $1,562 million were lower than the previously disclosed expected amount of $1,651 million primarily due to:

•
re-prioritization of distribution work resulting from the higher volume of storm restoration work, including lower volume of wood pole replacements, lines refurbishment work, distribution system capability projects, and transformer replacements; and

•
delayed or deferred projects, including the Integrated System Operations Centre (new site and facility) deferred to future years, deferral of work to 2019 on North American Electric Reliability Corporation (NERC) projects, delays of work to 2019 on the underground cable circuit from Leaside to Main transmission stations, and on the Wanstead, Bronte and Seaton transmission stations; partially offset by

•	unplanned work, including the recommencement of Niagara Reinforcement Project, Private Cloud Data Center project, Lake Superior Project, and Advanced Metering Infrastructure initiative; and

•	higher volume of storm restoration work.
Transmission Capital Investments
Transmission capital investments increased by $17 million or 1.8% during the year ended December 31, 2018. Principal impacts on the levels of capital investments included:

•	higher volume of overhead lines refurbishments and replacements;

•	higher volume of demand work associated with equipment failures;

•	higher volume of spare transformer purchases;

•	higher volume of work required to adhere to the NERC Critical Infrastructure Protection (Cyber Security) standards; and

•	higher volume of IT upgrades and enhancements primarily related to the Private Cloud Data Center project in support of the modernization of Hydro One's IT infrastructure; partially offset by

•	lower volume of transmission station refurbishments and replacements work;

•	lower spend on load customer connections due to the completion of work at Leamington transmission station in 2017 and higher capital contributions received from customers in 2018;

•	the completion of the Move-to-Mobile project in 2017;

•	decreased investment in fleet and work equipment purchases as a result of fleet standardization and asset specification review; and

•	lower volume of wood pole replacements.
Distribution Capital Investments
Distribution capital investments decreased by $11 million or 1.9% during the year ended December 31, 2018. Principal impacts on the levels of capital investments included:

•	lower volume of distribution lines and station refurbishments and replacements work;

•	lower volume of wood pole replacements;

•	decreased investment on fleet and work equipment purchases as a result of fleet standardization and asset specification review;

•	lower volume of new connections and upgrades;

•	lower spend on Advanced Distribution System infrastructures; and

•	the completion of the Move-to-Mobile project in 2017; partially offset by

•	increased volume of emergency power and storm restorations work due to higher storm activity in 2018;

7

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

•	higher volume of IT upgrades and enhancements primarily related to the Private Cloud Data Center project in support of the modernization of Hydro One's IT infrastructure; and

•	higher spend on joint-use and line relocation projects due to timing of capital contributions.
Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects as at December 31, 2018:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Supply to Essex County Transmission Reinforcement	Windsor-Essex area Southwestern Ontario	New transmission line and station	2018	56[1]	54
Clarington Transmission Station	Oshawa area Southwestern Ontario	New transmission station	2018	240[1]	238
Niagara Reinforcement Project	Niagara area Southwestern Ontario	New transmission line	2019	130	121
East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2022	157	16
Northwest Bulk Transmission Line Development	Thunder Bay-Atikokan Northwestern Ontario	New transmission line	2024	35[2]	1

Sustainment Projects:
Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2020	102	99
Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2020	138	123
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2022	113	65
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2023	99	59
1 Major portions of the Supply to Essex County Transmission Reinforcement and Clarington Transmission Station projects were completed and placed in-service in 2018. Work on certain minor portions of the project continues in 2019.
2 The scope of the Northwest Bulk Transmission Line Development project, as specified by the IESO on October 24, 2018, is currently limited to the development phase only, reducing the estimated cost to $35 million.
Future Capital Investments
Following is a summary of estimated capital investments by Hydro One over the years 2019 to 2023. The Company’s estimates are based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework.
The 2019 transmission capital investments estimates differ from the prior year disclosures, representing a decrease to reflect Hydro One's recent one-year inflation-based application for 2019 transmission rates. The 2020 to 2022 transmission capital investments estimates are lower than the prior year disclosures as the Company has updated its plan for timing and pacing of future capital investments, as well as reprioritization of work. The projections and the timing of 2020-2023 expenditures are subject to approval by the OEB.
The following table summarizes Hydro One’s annual projected capital investments for 2019 to 2023, by business segment:

(millions of dollars)	2019	2020	2021	2022	2023
Transmission	1,049	1,203	1,329	1,380	1,381
Distribution	751	714	728	814	757
Total capital investments	1,800	1,917	2,057	2,194	2,138

8

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

The following table summarizes Hydro One’s annual projected capital investments for 2019 to 2023, by category:

(millions of dollars)	2019	2020	2021	2022	2023
Sustainment	1,148	1,211	1,467	1,574	1,530
Development	442	502	431	473	468
Other[1]	210	204	159	147	140
Total capital investments	1,800	1,917	2,057	2,194	2,138

[1]	“Other” capital expenditures consist of special projects, such as those relating to IT.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Year ended December 31 (millions of dollars)	2018	2017
Cash provided by operating activities	1,604	1,694
Cash provided by (used in) financing activities	397	(212)
Cash used in investing activities	(1,509)	(1,530)
Increase (decrease) in cash and cash equivalents	492	(48)
Cash provided by operating activities
The decrease of $90 million in cash from operating activities for the year ended December 31, 2018 compared to 2017 was impacted by various factors, including improved collection of accounts receivables in 2017 that reached a stabilized level in 2018, and disposition of certain regulatory variance and deferral accounts in 2018, partially offset by higher cash earnings in 2018.
Cash provided by financing activities
Sources of cash

•	The Company issued long-term debt of $1,400 million in 2018, compared to no long-term debt issued in 2017.

•	The Company received proceeds of $4,242 million from the issuance of short-term notes in 2018, compared to $3,795 million received in 2017.

•	The company received no proceeds from issuance of preferred shares in 2018, compared to $486 million received in 2017.
Uses of cash

•	The Company repaid $3,916 million of short-term notes in 2018, compared to $3,338 million repaid in 2017.

•	The Company repaid $753 million of long-term debt in 2018, compared to long-term debt of $602 million repaid in 2017.

•	In 2018, the Company made returns of stated capital totalling $544 million, compared to returns of stated capital totalling $535 million made in 2017.
Cash used in investing activities
Uses of cash

•	Capital expenditures and future use asset purchases were lower in 2018, primarily due to lower volume and timing of capital investment work.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO, Hydro One’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $1.5 billion in short-term notes with a term to maturity of up to 365 days. At December 31, 2018, Hydro One had $1,252 million in commercial paper borrowings outstanding, compared to $926 million outstanding at December 31, 2017. The interest rates on the commercial paper borrowings outstanding at December 31, 2018 ranged from 1.9% to 2.3%. In addition, the Company has revolving bank credit facilities (Operating Credit Facilities) with total availability of $2.3 billion maturing in 2022, with no amounts used at December 31, 2018 or 2017. The Company may use these credit facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities and anticipated levels of FFO are expected to be sufficient to fund the Company’s normal operating requirements.
At December 31, 2018, the Company had long-term debt outstanding in the principal amount of $10,716 million, which included $10,573 million of long-term debt issued by Hydro One and long-term debt in the principal amount of $143 million issued by HOSSM. The majority of long-term debt issued by Hydro One has been issued under its Medium Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in March 2018 is $4.0 billion. At December 31, 2018, $2.6 billion remained available for issuance until April 2020. The long-term debt consists of notes and debentures

9

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

that mature between 2019 and 2064, and at December 31, 2018, had a weighted-average term to maturity of approximately 16.3 years and a weighted-average coupon rate of 4.2%.
Compliance
At December 31, 2018, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
Credit Ratings
Various ratings organizations review the Company’s debt ratings from time to time. These ratings organizations may take various actions, positive or negative. The Company cannot predict what actions rating agencies may take in the future. The failure to maintain the Company’s current credit ratings could adversely affect the Company’s financial condition and results of operations, and a downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt.
On June 20, 2018, Moody's Investors Service (Moody’s) downgraded the long-term debt rating for Hydro One to "Baa1" from "A3", and revised its outlook on the Company to stable from negative. In addition, Moody’s affirmed the existing "Prime-2" short-term debt rating for Hydro One. Moody’s no longer assigns any probability of extraordinary support from the Province of Ontario (Province) in Hydro One’s credit analysis which has led to the downgrade.
On June 15, 2018, S&P Global Ratings (S&P) placed its ratings on the Company on CreditWatch negative reflecting the likelihood of a one-notch downgrade to Hydro One due to Hydro One Limited's proposed acquisition of Avista Corporation (Merger). On July 18, 2018, S&P released an update maintaining the CreditWatch negative placement, which continued to reflect the likelihood of a one-notch downgrade in the Company's issuer credit rating of "A" due to the Merger, and also incorporated the possibility that the Company’s governance structure could result in an additional one-notch downgrade if S&P concludes that recent developments related to the retirement of the Company's Chief Executive Officer (CEO) and the replacement of the Company's Board of Directors (Board) adversely impact management decision making and fails to promote the interests of all stakeholders. See section "Hydro One Board of Directors and Executive Officers" for more information.
On September 13, 2018, S&P lowered the issue-level rating on Hydro One's senior unsecured debt by one notch to "A-" from "A" and lowered the rating on Hydro One's commercial paper program by one notch to "A-1(low)" from "A-1(mid)" on the Canadian National Scale. All ratings remained on CreditWatch where S&P placed them with negative implications on June 15, 2018. The one-notch downgrade reflected S&P’s reassessment of Hydro One's management and governance structure, which according to S&P has weakened following the Province's decision to exert its influence on the Company's compensation structure through legislation, potentially promoting the interests and priorities of one owner above those of other stakeholders.
On December 10, 2018, S&P removed Hydro One’s ratings from CreditWatch with negative implications due to S&P’s revised assumption that the Merger was unlikely to close as expected, following the Washington Utilities and Transportation Commission decision on December 5, 2018 to deny the Merger. Also on this date, S&P placed the issue-level rating on Hydro One's senior unsecured debt on negative outlook due to uncertainty about Hydro One Limited's ability to convert its strategy into constructive actions that support the Company's financial performance, broader concerns related to Hydro One Limited's governance and uncertainty regarding the Company's strategic direction.
At December 31, 2018, Hydro One’s long-term and short-term debt ratings were as follows:

Rating Agency	Short-term Debt Rating	Long-term Debt Rating
DBRS Limited	R-1 (low)	A (high)
Moody's	Prime-2	Baa1
S&P	A-1 (low)	A-
Effect of Interest Rates
The Company is exposed to fluctuations of interest rates as its regulated ROE is derived using a formulaic approach that takes into account changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. See section “Risk Management and Risk Factors - Risks Relating to Hydro One’s Business - Market, Financial Instrument and Credit Risk” for more details.
Pension Plan
In 2018, Hydro One contributed approximately $75 million to its pension plan, compared to contributions of approximately $87 million in 2017, and incurred $75 million in net periodic pension benefit costs, compared to $88 million incurred in 2017.
In April 2018, Hydro One filed an actuarial valuation of its Pension Plan as at December 31, 2017. Based on this valuation and 2018 levels of pensionable earnings, the 2018 annual Company pension contributions of $75 million were comparable to $71 million as estimated at December 31, 2016. Hydro One estimates that total Company pension contributions for 2019, 2020, 2021, 2022, 2023 and 2024 are approximately $78 million, $77 million, $78 million, $79 million, $81 million and $83 million, respectively.

10

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

The Company’s pension benefits obligation is impacted by various assumptions and estimates, such as discount rate, rate of return on plan assets, rate of cost of living increase and mortality assumptions. A full discussion of the significant assumptions and estimates can be found in the section “Critical Accounting Estimates - Employee Future Benefits”.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

December 31, 2018 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt – principal repayments	10,716	731	1,456	734	7,795
Long-term debt – interest payments	8,181	448	840	772	6,121
Short-term notes payable	1,252	1,252	—	—	—
Pension contributions[1]	476	78	155	160	83
Environmental and asset retirement obligations	186	26	61	59	40
Outsourcing and other agreements	310	161	133	5	11
Operating lease commitments	25	6	14	2	3
Long-term software/meter agreement	39	17	18	3	1
Total contractual obligations	21,185	2,719	2,677	1,735	14,054

Other commercial commitments (by year of expiry)
Operating Credit Facilities	2,300	—	—	2,300	—
Letters of credit[2]	174	174	—	—	—
Guarantees[3]	325	325	—	—	—
Total other commercial commitments	2,799	499	—	2,300	—

[1]
Contributions to the Hydro One Pension Fund are generally made one month in arrears. Company and employee contributions to the Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable.

[2]
Letters of credit consist of a $155 million letter of credit related to retirement compensation arrangements, a $13 million letter of credit provided to the IESO for prudential support, $5 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.

[3]	Guarantees consist of prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
SHARE CAPITAL
The Company is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At February 20, 2019, Hydro One had 142,239 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At February 20, 2019, two series of preferred shares are authorized for issuance: the Class A preferred shares and Class B preferred shares. At December 31, 2018, the Company had 485,870 Class B preferred shares and no Class A preferred shares issued and outstanding. All Class B preferred shares were redeemed on January 24, 2019. At February 20, 2019, the Company had no preferred shares issued and outstanding.
REGULATION
The OEB approves both the revenue requirements of and the rates charged by Hydro One’s regulated transmission and distribution businesses. The rates are designed to permit the Company’s transmission and distribution businesses to recover the allowed costs and to earn a formula-based annual rate of return on its deemed 40% equity level invested in the regulated businesses. This is done by applying a specified equity risk premium to forecasted interest rates on long-term bonds. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory deferral and variance accounts over specified time frames.

11

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

The following table summarizes the status of Hydro One’s major regulatory proceedings with the OEB:

Application	Years	Type	Status

Electricity Rates
Hydro One Networks	2017-2018	Transmission – Cost-of-service	OEB decision received[1]
Hydro One Networks	2019	Transmission – Revenue Cap	OEB decision pending
Hydro One Networks	2018-2022	Distribution – Custom	OEB decision pending
B2M LP	2015-2019	Transmission – Cost-of-service	OEB decision received
HOSSM	2017-2026	Transmission – Revenue Cap	OEB decision received[2]

Mergers Acquisitions Amalgamations and Divestitures (MAAD)
Orillia Power	n/a	Acquisition	OEB decision pending[3]
Peterborough Distribution	n/a	Acquisition	OEB decision pending

Leave to Construct
East-West Tie Station Expansion	n/a	Section 92	OEB decision received
Lake Superior Link Project	n/a	Section 92	OEB decision received[4]

[1]	In August 2018, the OEB returned the portion of the Decision relating to the deferred tax asset to an OEB panel for reconsideration.

[2]
In October 2016, the OEB approved the 2017-2026 revenue requirements. In July 2018, HOSSM filed an application for an inflationary increase (Revenue Cap Escalator factor) to its 2019 revenue requirement.

3 In September 2018, Hydro One filed a new MAAD application with the OEB to acquire Orillia Power.
4 On February 11, 2019, the OEB issued its decision awarding the construction of the East-West Tie Line to NextBridge, as directed by the Province on January 30, 2019.
The following table summarizes the key elements and status of Hydro One’s electricity rate applications:

Application	Year	ROE Allowed (A) or Forecast (F)	Rate Base Allowed (A) or Forecast (F)	Rate Application Status	Rate Order Status

Transmission
Hydro One Networks	2018	9.00% (A)	$11,148 million (A)	Approved in September 2017	Approved in December 2017
	2019	n/a1	n/a1	Filed in October 2018	To be filed

B2M LP	2018	9.00% (A)	$502 million (A)	Approved in December 2015	OEB decision received
	2019	8.98% (A)	$496 million (A)	Approved in December 2015	Approved in December 2018

HOSSM	2017-2026	9.19% (A)	$218 million (A)	Approved in October 2016	OEB decision received[2]

Distribution
Hydro One Networks	2018	9.00% (A)	$7,650 million (F)	Filed in March 2017[3]	To be filed in 2019 Q1
	2019	8.98% (A)	$8,009 million (F)	Filed in March 2017[3]	To be filed in 2019 Q1
	2020	8.98% (F)	$8,412 million (F)	Filed in March 2017[3]	To be filed in 2019 Q4
	2021	8.98% (F)	$8,941 million (F)	Filed in March 2017[3]	To be filed in 2020 Q4
	2022	8.98% (F)	$9,306 million (F)	Filed in March 2017[3]	To be filed in 2021 Q4
1 The Revenue Cap application is a formulaic adjustment to the approved revenue requirement and does not consider ROE or rate base.

[2]
In October 2016, the OEB approved the 2017-2026 revenue requirements. In July 2018, HOSSM filed an application for an inflationary increase (Revenue Cap Escalator factor) to its 2019 revenue requirement.

[3]	In June 2018, Hydro One Networks filed an undertaking with the OEB which included updated rate base amounts.
Electricity Rates Applications
Hydro One Networks - Transmission
On September 28, 2017, the OEB issued its Decision and Order on Hydro One Networks' 2017 and 2018 transmission revenue requirements (Decision), with 2017 rates effective January 1, 2017. Key changes to the application as filed included reductions in planned capital expenditures of $126 million and $122 million for 2017 and 2018, respectively, reductions in OM&A expenses related to compensation by $15 million for each year, and reductions in estimated tax savings from the IPO by $24 million and $26 million for 2017 and 2018, respectively. On October 10, 2017, Hydro One Networks filed a Draft Rate Order reflecting the changes outlined in the Decision.
In its Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One's shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a Decision and Order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB's calculation would result in an impairment of Hydro One Networks' transmission deferred income tax regulatory asset of up to approximately $515 million. If the

12

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

OEB were to apply the same calculation for sharing in Hydro One Networks' 2018-2022 distribution rates, for which a decision is currently outstanding, it would result in an additional impairment of up to approximately $370 million related to Hydro One Networks' distribution deferred income tax regulatory asset. The exposure from the potential impairments would be a one-time decrease in net income of up to approximately $885 million, resulting in an annual decrease to FFO in the range of $50 million to $60 million. See section "Risk Management and Risk Factors - Risks Relating to Hydro One’s Business - Risks Relating to Regulatory Treatment of Deferred Tax Asset" for description of related risks.
In October 2017, the Company filed a Motion to Review and Vary (Motion) the Decision and filed an appeal with the Divisional Court of Ontario (Appeal). In both cases, the Company's position is that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. An OEB hearing of the merits of the Motion was held on February 12, 2018. On August 31, 2018, the OEB granted the Motion and returned the portion of the Decision relating to the deferred tax asset to an OEB panel for reconsideration. On December 18, 2018, Hydro One made its final submission, and the OEB decision is pending. Based on the assumptions that the OEB applies established rate making principles in a manner consistent with its past practice and does not exercise its discretion to take other policy considerations into account, management is of the view that it is likely that the aforementioned tax savings will be allocated to the benefit of Hydro One shareholders.
On November 23, 2017, the OEB approved the 2017 transmission revenue requirement of $1,438 million. In December 2017, the OEB approved the 2018 transmission revenue requirement of $1,511 million, which included a $25 million increase from the approved amount, as a result of the OEB-updated cost of capital parameters. Uniform Transmission Rates (UTRs), reflecting these approved amounts, were approved by the OEB on February 1, 2018 to be effective as of January 1, 2018.
On March 16, 2018, the OEB issued a letter requesting Hydro One to file the transmission revenue requirement application for a four-year test period from 2019 to 2022, rather than the minimum 5-year period allowed under existing OEB policy. The OEB indicated that it is more appropriate to consider rates for Hydro One’s distribution and transmission businesses in a single application, and stated that it expected Hydro One to file a single application for distribution rates (including Hydro One Remote Communities) and transmission revenue requirement for the period from 2023 to 2027.
A one-year inflation-based application for 2019 transmission rates was filed with the OEB on October 26, 2018. On December 20, 2018, the OEB issued a decision declaring Hydro One’s revenue requirement and the UTRs for 2019 as interim.
Hydro One Networks - Distribution
On March 31, 2017, Hydro One Networks filed a custom application with the OEB for 2018-2022 distribution rates under the OEB’s incentive-based regulatory framework (2018-2022 Distribution Application), which was subsequently updated on June 7 and December 21, 2017. The application reflects the level of capital investments required to minimize degradation in overall system asset condition, to meet regulatory requirements, and to maintain current reliability levels.
The OEB oral hearing related to Hydro One Networks’ application for 2018-2022 distribution rates was held on June 11-28, 2018. On August 31, 2018, Hydro One submitted its final argument. Subsequently, steps were taken to address the outstanding issues related to pole attachment fees and matters relating to recovery of certain amounts paid for executive compensation, as per the Hydro One Accountability Act (Accountability Act). See section "Hydro One Board of Directors and Executive Officers" for more information. On December 6, 2018, Hydro One made its final submission on matters relating to the Accountability Act and the impact on revenue requirement. Regarding the pole attachment fees, after following the process outlined by the OEB, Hydro One proposed the use of the province-wide pole attachment rate, effective January 1, 2019. On November 15, 2018, the OEB accepted the proposal. A decision from the OEB on the 2018-2022 distribution rates application is pending.
On June 27, 2018, the OEB issued a letter deferring Hydro One's request for the OEB to approve an alternative method to calculate amounts related to the post-employment benefit costs for Hydro One Networks' distribution business until the next re-basing application is filed, as the OEB noted that the issue is relevant to both the distribution and transmission businesses of Hydro One Networks. In the 2019 transmission rates application filed with the OEB on October 26, 2018, Hydro One requested this decision be made as part of its next transmission re-basing application.
B2M LP
In December 2015, the OEB approved B2M LP’s revenue requirement for years 2015 to 2019, subject to annual updates in each of 2016, 2017, 2018 and 2019 to adjust its revenue requirement for the following year consistent with the OEB’s updated cost of capital parameters. On May 10, 2018, the OEB issued its Decision and Rate Order on B2M LP’s 2018 transmission application reflecting revenue requirement of $36 million, effective January 1, 2018.
On November 23, 2018, a revised 2019 revenue requirement using the updated cost of capital parameters was filed with the OEB. On December 20, 2018, the OEB issued its Decision on UTRs effective January 1, 2019, approving the requested 2019 revenue requirement of $33 million.

13

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

HOSSM
HOSSM is under a 10-year deferred rebasing period for years 2017-2026, as approved in the OEB MAAD decision dated October 13, 2016. On July 26, 2018, HOSSM filed a 2019 application to allow for inflationary increase (Revenue Cap Escalator factor) to its previously approved revenue requirement. The Revenue Cap Escalator factor is designed to add inflationary increases to the revenue requirement on an annual basis. The proceeding continues and an OEB decision is expected in the second quarter of 2019.
Hydro One Remote Communities
On August 28, 2017, Hydro One Remote Communities filed an application with the OEB seeking approval of its 2018 revenue requirement of $57 million and electricity rates effective May 1, 2018. On March 19, 2018, the OEB approved the settlement agreement related to the 2018 rates application reached by Hydro One Remote Communities and the intervenors in the rate proceeding. On March 26, 2018, a draft rate order was filed with the OEB for 2018 rates. The OEB approved the draft rate order on April 12, 2018, and the new rates were implemented effective May 1, 2018.
On November 5, 2018, Hydro One Remote Communities filed an application with the OEB seeking approval for increased base rates of 1.8% effective May 1, 2019. On February 11, 2019, the OEB issued a draft decision approving the requested increase.
Hydro One Remote Communities is fully financed by debt and is operated as a break-even entity with no ROE.
Niagara Reinforcement Limited Partnership (NRLP)
On September 19, 2018, NRLP was formed to own and operate a new 230 kV transmission line in the Niagara region that will enable generators in the Niagara area to connect to the load centres of the Greater Toronto and Hamilton areas. NRLP is designed to include minority participation of local First Nations partners in a structure similar to B2M LP.
On September 27, 2018, Hydro One filed a transmission licence application with the OEB for NRLP. On October 25, 2018, Hydro One filed two other applications with the OEB relating to NRLP requesting approval for Hydro One Networks to sell the applicable assets to NRLP and approval of interim rates to include in the 2019 UTRs. On December 20, 2018, the OEB issued a decision finding that the request for approval for an interim revenue requirement effective January 1, 2019 was premature but indicated that there would be an opportunity to adjudicate the matter at a later date. NRLP expects the OEB to decide on this application later in 2019.
MAAD Applications
Orillia Power MAAD Application
In 2016, Hydro One filed a MAAD application (2016 Application) with the OEB to acquire Orillia Power Distribution Corporation (Orillia Power) from the City of Orillia, Ontario. On April 12, 2018, the OEB issued a decision denying Hydro One's proposed acquisition of Orillia Power. The decision indicated that with the exception to pricing, the transaction met the no harm test. Additionally, the OEB indicated that it required additional evidence on the overall cost structure following the deferral period and the impact on Orillia Power’s customers. On May 2, 2018, Hydro One and Orillia Power both filed a Motion to Review and Vary the OEB’s decision, and on August 23, 2018, the OEB issued a decision upholding its April 12, 2018 decision to deny Hydro One's proposed acquisition of Orillia Power.
On September 26, 2018, Hydro One filed a new MAAD application (2018 Application) with the OEB to acquire Orillia Power. The evidence in the 2018 Application is similar to that provided in the 2016 Application. However it includes additional information that was not available at the time Hydro One filed its 2016 MAAD Application, including updates to reflect current variables to costs and other metrics, as well as future cost structures pertaining to the acquired entity.
On October 16, 2018, the School Energy Coalition (SEC) filed a motion with the OEB seeking an order dismissing the 2018 Application. On January 16, 2019, Hydro One and Orillia Power filed submissions on the SEC motion, maintaining that the motion should be dismissed, and the 2018 Application should be heard by the OEB. A decision by the OEB is pending.
Peterborough Distribution MAAD Application
On October 12, 2018, the Company filed an application with the OEB for approval of the acquisition of business and distribution assets of Peterborough Distribution Inc. (Peterborough Distribution). On October 25, 2018, an advance ruling certification application was filed with the Competition Bureau. On November 14, 2018, the Competition Bureau issued no action letter, meaning that transaction can proceed from the Competition Bureau’s perspective. The decision of the OEB is still pending. See section "Other Developments - Peterborough Distribution Purchase Agreement" for more information on the acquisition.
Other Applications
East-West Tie / Lake Superior Link
On February 15, 2018, Hydro One filed a Leave to Construct application with the OEB to construct a transmission line (East-West Tie Line) in northwestern Ontario (Lake Superior Link Project), which competed with an application filed by NextBridge to construct the East-West Tie Line. Pursuant to the OEB’s direction, on July 26, 2018, the IESO issued its analysis of the impacts of a delay

14

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

to the in-service date for the construction of the East-West Tie Line. In its analysis, the IESO recommends an in-service date of 2020 for the completion of the East-West Tie Line and does not support a delay beyond 2022, due to increased risks to system reliability and the associated cost uncertainties.
A combined OEB oral hearing for the Hydro One Lake Superior Link Project application, the Hydro One East-West Tie Station Expansion application, and the NextBridge East-West Tie Line application was held in October 2018. On December 20, 2018, the OEB approved Hydro One’s East-West Tie Station Expansion application. However, with respect to approval for the Lake Superior Link Project, the OEB decided to add a further step requesting both Hydro One and NextBridge to submit a final not-to-exceed price by January 31, 2019, noting that price will be the deciding factor.
On January 18, 2019, BLP First Nations (BLP) filed a Notice of Appeal to Divisional Court appealing the OEB’s December decision, asserting that the OEB decision lacks consideration and application of duty to consult in section 35 of the Constitution Act, 1982. On the same date, NextBridge filed a Notice of Appeal to Divisional Court appealing portions of the OEB’s December decision that relate to transferring information attained in the environmental assessment process to Hydro One and the disallowance of recovery of a portion of NextBridge’s development work. On January 30, 2019, the Minister of Energy, Northern Development and Mines, issued a directive to the OEB to amend NextBridge's electricity transmission licence and allow it to proceed with the East-West Tie transmission line, effectively ending Hydro One's competitive bid to build the Lake Superior Link Project. On February 11, 2019, the OEB issued its decision awarding the construction of the East-West Tie Line to NextBridge. As a result, in the first quarter of 2019, Hydro One recognized an impairment loss of approximately $11 million associated with previously capitalized costs related to this project.
OTHER DEVELOPMENTS
Litigation
Hydro One, Hydro One Networks, Hydro One Remote Communities, and Norfolk Power Distribution Inc. are defendants in a class action suit in which the representative plaintiff is seeking up to $125 million in damages related to allegations of improper billing practices. The action was commenced in the Superior Court of Ontario on September 9, 2015. The plaintiff’s motion for certification was dismissed by the court in November 2017. The plaintiff appealed the court’s decision to the Divisional Court. The appeal was heard in October 2018; the Divisional Court dismissed the appeal in December 2018; and in January 2019, the plaintiff applied for leave to appeal to the Ontario Court of Appeal.
Peterborough Distribution Purchase Agreement
On July 31, 2018, Hydro One reached an agreement to acquire the business and distribution assets of Peterborough Distribution, an electricity distribution company located in east central Ontario, from the City of Peterborough. Hydro One will pay the City of Peterborough $105 million for the transaction. The acquisition is conditional upon the satisfaction of customary closing conditions and approval by the OEB and the Competition Bureau. On October 12, 2018, the Company filed an application with the OEB for approval of the acquisition. On November 14, 2018, the Competition Bureau issued no action letter, meaning that transaction can proceed from the Competition Bureau’s perspective. The decision of the OEB is still pending.
HYDRO ONE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
Directors and Executive Officers
On July 11, 2018, Hydro One Limited, on behalf of itself and its wholly-owned subsidiary, Hydro One, announced that it had entered into an agreement (Letter Agreement) with the Province for the purpose of the orderly replacement of the Board of Hydro One Limited and Hydro One and the retirement of Mayo Schmidt as the CEO effective July 11, 2018. Hydro One Limited also announced the appointment of Paul Dobson as Acting President and CEO of Hydro One Limited and Hydro One effective July 11, 2018.
On August 14, 2018, Hydro One announced a new Board. Six directors were identified and nominated by an ad hoc nominating committee, comprised of three of the five largest shareholders of Hydro One excluding the Province, and four directors were identified and nominated by the Province, Hydro One’s largest shareholder. Each of the directors is independent of both Hydro One and the Province in accordance with the Governance Agreement dated as of November 5, 2015 between Hydro One and the Province (Governance Agreement).
The directors of Hydro One Limited and Hydro One are the same in accordance with the provisions of the Governance Agreement.
On September 7, 2018, Hydro One Limited announced the appointment of Chris Lopez as Acting Chief Financial Officer (CFO) of Hydro One Limited and Hydro One, effective September 6, 2018. On September 7, 2018, Hydro One Limited announced the appointment of Tom Woods as Chair of the Board of Hydro One Limited and Hydro One, effective September 6, 2018. Patrick Meneley, Executive Vice President and Chief Corporate Development Officer has advised the Company of his decision to leave Hydro One effective March 1, 2019.

15

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

The following table sets forth information regarding the current directors and executive officers of Hydro One Limited and Hydro One as at December 31, 2018. Each of the directors was first appointed effective August 14, 2018. Each director is elected annually to serve for one year or until his or her successor is elected or appointed.

Name, Province or State and Country of Residence	Age	Position/Title	Independent Board Member	Principal Occupation	Committees
Paul Dobson Texas, USA	52	Acting President and CEO		Acting President and CEO
Jason Fitzsimmons Ontario, Canada	48	Chief Corporate Affairs and Customer Care Officer		Chief Corporate Affairs and Customer Care Officer
Gregory Kiraly Arizona, USA	54	Chief Operating Officer		Chief Operating Officer
Chris Lopez Alberta, Canada	44	Acting CFO		Acting CFO
Judy McKellar Ontario, Canada	62	Executive Vice President, Chief Human Resources Officer		Executive Vice President, Chief Human Resources Officer
Patrick Meneley Ontario, Canada	55	Executive Vice President and Chief Corporate Development Officer		Executive Vice President and Chief Corporate Development Officer
James Scarlett Ontario, Canada	65	Executive Vice President and Chief Legal Officer		Executive Vice President and Chief Legal Officer
Tom Woods[1] Ontario, Canada	66	Director and Chair of the Board	Yes	Director
Cherie Brant[1] Ontario, Canada	44	Director	Yes	Partner, Dickinson Wright LLP	Governance Committee; Health, Safety, Environment and Indigenous Peoples Committee
Blair Cowper-Smith[1] Ontario, Canada	70	Director	Yes	Director	Governance Committee (Chair); Human Resources Committee
Anne Giardini British Columbia, Canada	59	Director	Yes	Director	Audit Committee; Health, Safety, Environment and Indigenous Peoples Committee (Chair)
David Hay New Brunswick, Canada	63	Director	Yes	Managing Partner, Delgatie Incorporated	Audit Committee; Health, Safety, Environment and Indigenous Peoples Committee
Timothy Hodgson Ontario, Canada	58	Director	Yes	Managing Partner and Director, Alignvest Management Corporation	Governance Committee; Human Resources Committee
Jessica McDonald British Columbia, Canada	49	Director	Yes	Interim President and CEO, Canada Post Corporation	Audit Committee; Human Resources Committee
Russel Robertson[1] Ontario, Canada	71	Director	Yes	Director	Audit Committee; Human Resources Committee
William Sheffield Ontario, Canada	70	Director	Yes	Director	Audit Committee (Chair); Health, Safety, Environment and Indigenous Peoples Committee
Melissa Sonberg Québec, Canada	58	Director	Yes	Adjunct Professor, McGill University	Governance Committee; Human Resources Committee (Chair)
1 These directors have been designated as the Province’s nominees to the Board of Hydro One for the purpose of the Governance Agreement.
The following includes a brief profile of each of the executive officers and directors of Hydro One Limited and Hydro One, which includes a description of their present occupation and their principal occupations for the past five years:
Paul Dobson - Acting President and CEO
Effective July 11, 2018, Paul Dobson was appointed to the role of Acting President and CEO of Hydro One. Mr. Dobson joined the Company as CFO on March 1, 2018 responsible for finance, treasury, controller, internal audit, technology and regulation. Prior to joining Hydro One in 2018, Mr. Dobson served as CFO for Direct Energy Ltd. (Direct Energy), Houston, Texas, where he was responsible for overall financial leadership of a $15 billion revenue business with three million customers in Canada and the US. Since 2003, Mr. Dobson has held senior leadership positions in finance, operations, IT and customer service across the Centrica Group, the parent company of Direct Energy. Prior to Direct Energy, Mr. Dobson worked at CIBC for 10 years in finance, strategy and business development roles in both Canada and the US. Mr. Dobson also brings considerable experience in mergers and acquisitions and integrating acquired companies across North America and in the United Kingdom. Mr. Dobson is a dual Canadian-US citizen who holds an honours bachelor’s degree from the University of Waterloo as well as a Masters of Business Administration (MBA) from the University of Western Ontario and is a CPA, CMA.
Jason Fitzsimmons - Chief Corporate Affairs and Customer Care Officer
Jason Fitzsimmons was promoted to Chief Corporate Affairs and Customer Care Officer in August 2018, with oversight of the customer service, corporate affairs, marketing and Indigenous relations functions. With more than 25 years of experience in the electricity sector, Mr. Fitzsimmons is a highly-regarded leader with a proven track record for successfully executing large-scale

16

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

transformations and building strong relationships with key stakeholders. In his previous role as Vice President, Labour Relations at Hydro One, Mr. Fitzsimmons played an instrumental role in bringing the company’s 400-employee Customer Contact Centre in-house as the Company continuously strives to deliver best-in-class customer service. Prior to joining the Company in 2016, Mr. Fitzsimmons was the Chief Negotiations Officer at the Ontario Hospital Association and also held a number of executive roles at OPG, including Vice President of Human Resources for the Nuclear division. He is a Certified Human Resource Executive known for his broad experience in labour management as well as his passion for health and safety in the workplace. He was a prior member of the Advisory Board for Ryerson University’s Centre for Labour Management Relations and has served on the Board for the Electrical Power Sector Construction Association.
Gregory Kiraly - Chief Operating Officer
Effective September 12, 2016, Gregory Kiraly was appointed to the role of Chief Operating Officer (COO) of Hydro One. As COO, Mr. Kiraly oversees the complete transmission and distribution value chain including planning, engineering, construction, operations, maintenance, and forestry; shared services functions including facilities, real estate, fleet, and procurement; and the Hydro One Telecom and Hydro One Remote Communities subsidiaries. Prior to joining Hydro One in 2016, Mr. Kiraly served as Senior Vice President of Electric Transmission and Distribution at Pacific Gas and Electric Company (PG&E) in San Francisco, which delivers safe and reliable energy to more than 16 million customers in northern and central California. Since joining PG&E in 2008, Mr. Kiraly led efforts that achieved the lowest employee injury rates ever, seven straight years of record electric reliability, and over $500 million in productivity improvements and efficiency savings. Before PG&E, Mr. Kiraly held executive-level positions in energy delivery at Commonwealth Edison (Exelon) in Chicago and leadership positions in both gas and electric distribution at Public Service Electric and Gas Company in Newark, New Jersey. Mr. Kiraly holds a bachelor’s degree in industrial engineering from New Jersey Institute of Technology and an MBA in finance from Seton Hall University. He is also a graduate of Harvard University’s Advanced Management Program.
Chris Lopez - Acting CFO
Effective September 6, 2018, Chris Lopez was appointed as Acting CFO for Hydro One. As Acting CFO, Mr. Lopez is responsible for corporate finance (including treasury and tax), internal audit, investor relations, and pensions. Mr. Lopez joined Hydro One on November 14, 2016 when he was appointed as Senior Vice President of Finance, bringing almost 17 years of progressive experience in the utilities industry in Canada and Australia. Prior to joining Hydro One, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation from 2011 to 2015. Prior to that, Mr. Lopez was Director of Operations Finance at TransAlta in Calgary from 2007 to 2011, and he held senior financial roles up to and including Country Financial Controller for TransAlta in Australia, from 1999 to 2007. Mr. Lopez worked as a Senior Financial Accountant with Rio Tinto Iron Ore, in Australia from 1997 to 1999. Mr. Lopez received a Bachelor of Business degree from Edith Cowan University in 1996, and a Chartered Accountant designation in Australia in 1999. He received a graduate diploma in corporate governance and directorships from the Australian Institute of Company Directors in 2007.
Judy McKellar - Executive Vice President, Chief Human Resources Officer
Judy McKellar is the Executive Vice President, Chief Human Resources Officer of Hydro One. She was appointed to this position on November 11, 2016. Ms. McKellar has held various roles of increasing responsibility at Hydro One Networks, a subsidiary of Hydro One, in the Human Resources department over her 30+ year career and was appointed Vice President of Human Resources in 2010. In 2014, she assumed the additional responsibility of Senior Vice President of People and Culture/Health, Safety and Environment and serves as the accountable executive for the Human Resources Committee of the Board. Ms. McKellar earned a Bachelor of Arts degree from Victoria College, University of Toronto, and was recently named as one of 2015’s 100 Most Powerful Women in Canada by PricewaterhouseCoopers in the “Public Sector” category.
Patrick Meneley - Executive Vice President and Chief Corporate Development Officer
Effective March 1, 2018, Patrick Meneley was appointed to the role of Executive Vice President and Chief Corporate Development Officer of Hydro One. In this capacity, Mr. Meneley is responsible for leading strategy, innovation and mergers and acquisitions. Prior to joining Hydro One in 2018, Mr. Meneley served as Executive Vice President, Wholesale Banking at TD Bank Group and Vice Chair and Head of Global Corporate and Investment Banking for TD Securities. Mr. Meneley spent 15 years leading and building one of the leading corporate and investment banking businesses in Canada, along with a profitable and growing franchise in the US. Mr. Meneley holds an MBA (with distinction) from the University of Western Ontario and a Bachelor of Commerce (with honours) from the University of British Columbia.
James Scarlett - Executive Vice President and Chief Legal Officer
Effective September 1, 2016, James Scarlett was appointed as Executive Vice President and Chief Legal Officer of Hydro One. Prior to joining Hydro One, Mr. Scarlett was a Senior Partner at Torys LLP. He joined Torys LLP in March 2000 and held a number of leadership roles at the firm, including head of Torys LLP’s Capital Markets Group, Mining Group and International Business Development Strategy. Mr. Scarlett was also a member of the firm’s Executive Committee from 2009-2015. Prior to joining Torys LLP, Mr. Scarlett was a Partner at another major Canadian law firm. While at that firm Mr. Scarlett held leadership roles as head of its Corporate Group, Securities Group and as a member of its Board. Mr. Scarlett was also seconded to the Ontario Securities Commission in 1987 and was appointed as the first Director of Capital Markets in 1988, a position he held until his return to private law practice in 1990. Mr. Scarlett earned his law degree (J.D.) from the University of Toronto in 1981 and his Bachelor of Commerce Degree from the University of McGill in 1975. Mr. Scarlett also holds his ICD.D.

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

Thomas D. Woods (provincial nominee) - Board Chair
Public Directorships (other than Hydro One Limited and Hydro One): Bank of America Corporation
Public Board Interlocks: None
Mr. Woods is a corporate director. He previously had a 37-year career with CIBC and Wood Gundy, the predecessor firm of CIBC World Markets. He started in Investment Banking, advising companies raising financing in the equity and debt capital markets as well as mergers and acquisitions, and later was Head of Canadian Corporate Banking, Chief Financial Officer, Chief Risk Officer and served as Vice Chairman until his retirement in 2014.
Mr. Woods has served on the boards of Bank of America Corporation since 2016, Alberta Investment Management Corporation. Mr. Woods has also acted as Board Chair of Providence St. Joseph’s St. Michael’s Health Care since 2017 and CIBC Children’s Foundation. Previous directorships include TMX Group Inc., DBRS Limited, Jarislowsky Fraser Limited and Covenant House (Board Chair). Mr. Woods has a Bachelor of Applied Science in Industrial Engineering from University of Toronto, and an MBA from Harvard Business School.
Cherie L. Brant (provincial nominee)
Public Directorships (other than Hydro One Limited and Hydro One): None
Public Board Interlocks: None
Ms. Brant has been a Partner at Dickinson Wright’s Toronto law office since 2013 where she has an Indigenous law practice with a focus on commercial real estate, energy and transmission and First Nations economic development. Ms. Brant provides strategic counsel to several First Nations and industry clients seeking to develop projects with First Nations and to understand and address Indigenous rights and interests. As lead counsel, Ms. Brant was instrumental in forming one of the largest First Nations-led limited partnerships in Canada resulting in the Ontario First Nations Sovereign Wealth LP’s share purchase of approximately 2.4% of Hydro One Limited.
Ms. Brant is both Mohawk and Ojibway from the Mohawks of the Bay of Quinte and Wikwemikong Unceded Indian Territory. She also serves on the board of the Anishnawbe Health Foundation and is a member of the Canadian Council for Aboriginal Business, Research Advisory Board and the Aboriginal Energy Working Group of the Independent Electricity System Operator. Previous directorships include Women’s College Hospital and Trillium Gift of Life.
Ms. Brant has a Bachelor of Environmental Studies, Urban and Regional Planning Program from the University of Waterloo and a Juris Doctor from the University of Toronto. She is a member of the Ontario Bar Association and the Law Society of Ontario.
Blair Cowper-Smith (provincial nominee)
Public Directorships (other than Hydro One Limited and Hydro One): None
Public Board Interlocks: None
Mr. Cowper-Smith is the principal and founder of Erin Park Business Solutions, a Canadian advisory and consulting firm. Previously, he was Chief Corporate Affairs Officer of Ontario Municipal Employees Retirement System (OMERS) and served as a member of the Senior Executive Team from 2008 to 2017 where his responsibilities included regulatory affairs, law and governance. Prior to joining OMERS he was a Senior Partner at McCarthy Tetrault LLP where his practice focused on mergers and acquisitions, infrastructure, governance and private equity.
Mr. Cowper-Smith's Board experience includes numerous advisory assignments, including governance advisory assignments, with boards of directors including OMERS, Stelco, Hammerson, and includes existing or prior director appointments and board committee leadership roles with companies like Porter Airlines, 407 ETR, the Financial Services Regulatory Authority and Face the Future Foundation. He served until recently on the Public Policy Committee of the Canadian Coalition for Good Governance and on the Securities Advisory Committee of the Ontario Securities Commission. He co-founded The Canadian Council for Public and Private Partnerships which led to a long-term interest in infrastructure policy and delivery of infrastructure based services to Canadians.
Mr. Cowper-Smith has a Bachelor of Laws (LLB) and Master of Laws (LLM) from Osgoode Hall Law School at York University and holds his ICD.D. He is a member of the Law Society of Ontario.
Anne Giardini, O.C., O.B.C., Q.C.
Public Directorships (other than Hydro One Limited and Hydro One): Nevsun Resources Ltd.
Public Board Interlocks: None
Ms. Giardini has been a corporate director since 2014 and Chancellor of Simon Fraser University. She previously had a 20-year career with Weyerhaeuser Company Limited, including as Canadian President until her retirement in 2014. Before her tenure as President, she was Vice President and General Counsel at Weyerhaeuser where she worked on corporate, legal, policy and strategic matters. Ms. Giardini has been a newspaper columnist and is the author of two novels.
Ms. Giardini also serves on the boards of Nevsun Resources Ltd., Canada Mortgage & Housing Corporation, World Wildlife Fund (Canada), BC Achievement Foundation, TransLink and the Greater Vancouver Board of Trade. Previous directorships include Thompson Creek Metals Company, Inc. and Weyerhaeuser Company Limited.
Ms. Giardini has a BA in Economics from Simon Fraser University, a Bachelor of Laws from the University of British Columbia and a Master of Law from the University of Cambridge (Trinity Hall). She is licensed to practice law in British Columbia where she is a

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

member of the Law Society of British Columbia (and formerly in Ontario and Washington State). In 2016, Ms. Giardini was appointed an Officer of the Order of Canada and in 2018 she was appointed to the Order of British Columbia.
David Hay
Public Directorships (other than Hydro One Limited and Hydro One): EPCOR Utilities Inc.
Public Board Interlocks: None
Mr. Hay is a corporate director and Managing Director of Delgatie Incorporated (2015). He is the former Vice-Chair and Managing Director of CIBC World Markets Inc. with power, utilities and infrastructure as his major focus (2010 to 2015). From 2004 until 2010, he was President and Chief Executive Officer of New Brunswick Power Corporation and held senior investment banking roles, including Senior Vice-President and Director responsible for mergers and acquisitions with Merrill Lynch Canada and Managing Director of European mergers and acquisitions with Merrill Lynch International. Mr. Hay spent the early part of his career as a practicing lawyer and taught part-time at both the University of Toronto and University of New Brunswick.
Mr. Hay also serves on the boards of EPCOR, SHAD (Chair), the Council of Clean and Reliable Energy and as Chair of the Acquisition Committee of the Beaverbrook Art Gallery. Prior directorships include Toronto Hydro-Electric System Limited where he was Vice Chair.
Mr. Hay has a Bachelor of Laws from Osgoode Hall Law School, York University and a Bachelor of Arts from the University of Toronto (Victoria College) and holds his ICD.D.
Timothy E. Hodgson
Public Directorships (other than Hydro One Limited and Hydro One): Alignvest Acquisition II Corporation and MEG Energy Corp.
Public Board Interlocks: None
Mr. Hodgson has been a Managing Partner of Alignvest Management Corporation since 2012. Mr. Hodgson is also the Chief Compliance Officer of Alignvest Capital Management Inc. and Alignvest Investment Management Corporation. Mr. Hodgson was Special Advisor to Mr. Mark Carney, Governor of the Bank of Canada from 2010 to 2012, where he lead the Bank's market infrastructure initiatives to build a new repo clearinghouse business for Canada; reform Canada's over-the-counter derivatives markets; and review changes to systemically important market infrastructure businesses in Canada.
From 1990 to 2010, Mr. Hodgson held various positions in New York, London, Silicon Valley and Toronto with Goldman Sachs and served as Chief Executive Officer of Goldman Sachs Canada from 2005 to 2010 with overall responsibilities for the firm's operations, client relationships and regulatory matters in the region.
Mr. Hodgson currently sits on the boards of The Public Sector Pension Investment Board (PSP Investments), MEG Energy, Alignvest Acquisition II Corporation, and Next Canada. Mr. Hodgsons's prior directorships include The Global Risk Institute, KGS-Alpha Capital Markets, and the Richard Ivey School of Business. Mr. Hodgson also served on the board of Bridgepoint Health for eight years until July 2014.
Mr. Hodgson holds a Masters of Business Administration from The Richard Ivey School of Business at Western University and a Bachelor of Commerce from the University of Manitoba. He is a Chartered Professional Accountant (CPA), Chartered Accountant (CA) and holds his ICD.D.
Jessica L. McDonald
Public Directorships (other than Hydro One Limited and Hydro One): Coeur Mining Inc. and Trevali Mining Corporation
Public Board Interlocks: None
Ms. McDonald has been Chair of the Board of Directors and Interim President and Chief Executive Officer of Canada Post Corporation since 2017. From 2014 to 2017, she served as President and Chief Executive Officer of British Columbia Hydro & Power Authority. Ms. McDonald was also Executive Vice President of HB Global Advisors Corp., as well as a successful practice in mediation and negotiation on major commercial and industrial projects. In addition, Ms. McDonald has held many positions with the BC government, including the most senior public service position in the provincial government as Deputy Minister to the Premier, Cabinet Secretary and Head of the BC Public Service from 2005 to 2009, responsible for overseeing all aspects of government operations.
Ms. McDonald also serves on the boards of Coeur Mining Inc. and Trevali Mining Corporation, and is on the Member Council of Sustainable Development Technology Canada. Previous directorships include Powertech Labs (Chair) and Powerex Corp.
Ms. McDonald has a Bachelor of Arts (Political Science) from the University of British Columbia. She is also a member of the Institute of Corporate Directors and holds her ICD.D.
Russel C. Robertson (provincial nominee)
Public Directorships (other than Hydro One Limited and Hydro One): Bausch Health Companies Inc. and Turquoise Hill Resources Ltd.
Public Board Interlocks: None
Mr. Robertson is a corporate director and served as Executive Vice President and Head, Anti-Money Laundering, BMO Financial Group from 2008 to 2016. Mr. Robertson has served as Chief Financial Officer, BMO Financial Group and Executive Vice President, Business Integration where he oversaw the integration of Harris Bank and M&I Bank forming BMO Harris Bank. Before joining BMO,

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

he spent over 35 years as a Chartered Professional Accountant holding various senior positions including the positions of Vice-Chair, Deloitte & Touche LLP (Canada) and Canadian Managing Partner, Arthur Andersen LLP (Canada).
Mr. Robertson has also served on the board of Bausch Health Companies Inc. since 2016 and acts as the chairperson of the Audit and Risk Committee and has served on the Board of Turquoise Hill Resources since 2012. Previous directorships include Virtus Investment Partners, Inc.
Mr. Robertson has a Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at the University of Western Ontario. He is a Chartered Professional Accountant (FCPA, FCA) and a Fellow of the Institute of Chartered Accountants (Ontario). He is also a member of the Institute of Corporate Directors and holds his ICD.D.
William H. Sheffield
Public Directorships (other than Hydro One Limited and Hydro One): Houston Wire & Cable Company, Velan Inc.
Public Board Interlocks: None
Mr. Sheffield is a corporate director. He is the former Chief Executive Officer of Sappi Fine Papers, headquartered in South Africa. Previously, he held senior roles with Abitibi-Consolidated, Inc. and Abitibi-Price, Inc. He began his career in the steel industry and held General Manager, Industrial Engineering and Cold Mill Operating roles at Stelco Inc.
Mr. Sheffield has served on the board of Houston Wire & Cable Company since 2006 where he acts as Chairman. Mr. Sheffield also serves on the boards of Velan, Inc., Burnbrae Farms Ltd., Longview Aviation Capital, Family Enterprise Xchange, and 4iiii Innovations Inc. Previous directorships include Canada Post Corporation, Ontario Power Generation, Corby Distilleries, Royal Group Technologies and SHAD.
Mr. Sheffield has a Bachelor of Science (Chemistry) from Carleton University and an MBA from McMaster University. Mr. Sheffield also holds his ICD.D and in 2015, he was awarded a Fellowship from the National Association of Corporate Directors in the US. He also completed the Family Enterprise Advisors Program (FEA) at the University of British Columbia.
Melissa Sonberg
Public Directorships (other than Hydro One Limited and Hydro One): Exchange Income Corporation
Public Board Interlocks: None
Ms. Sonberg is a corporate director and has been Adjunct Professor and Executive-in-Residence at McGill University’s Desautel Faculty of Management since 2014. She spent the early part of her career in the healthcare industry before joining Air Canada, where she held leadership positions in a range of customer facing, operational and corporate functions. Ms. Sonberg was part of the founding executive team of Aeroplan, now part of AIMIA. Ms. Sonberg held positions of Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA from 2001 to 2013.
Ms. Sonberg also serves on the boards of Exchange Income Corporation, MD Financial Holdings, Inc., Canadian Professional Sales Association, Group Touchette, Women in Capital Markets and Equitas - International Centre for Human Rights. Previous directorships include Rideau, Inc., Via Rail Canada, University of Ottawa, International Advisory Board and the McGill University Health Centre.
Ms. Sonberg has a Bachelor of Science (Psychology) from McGill University and a Masters of Health Administration from the University of Ottawa. She is a Certified Human Resource Executive and holds her ICD.D.
Information Regarding Certain Directors and Executive Officers
As at December 31, 2018, the directors and executive officers of Hydro One and its subsidiaries beneficially owned, controlled or directed, directly or indirectly, as a group, 15,905 common shares, which represented approximately 0.003% of the outstanding common shares.
As at December 31, 2018, approximately 36.4% of the executives (those who hold a vice president role and above or equivalent) (12 out of 33) across Hydro One and its major subsidiaries, including 1 of 5 executive officers, are women.
Corporate Cease Trade Orders and Bankruptcies
Except as described below:

•
none of the directors or executive officers of Hydro One Limited or Hydro One nor any shareholder holding shares sufficient to materially affect control of Hydro One Limited or Hydro One is, or within the last 10 years has served as, a director or executive officer of any company that, during such service or within a year after the end of such service, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

•
none of the directors or executive officers of Hydro One Limited or Hydro One is, or within the last 10 years has served as, a director, CEO, or CFO of any company that, during such service or as a result of an event that occurred during such service, was subject to an order (including a cease trade order, or similar order or an order that denied access to any exemption under securities legislation), for a period of more than 30 consecutive days; or

•
none of the directors or executive officers of Hydro One Limited or Hydro One nor any shareholder holding shares sufficient to materially affect control of Hydro One Limited or Hydro One, within the last 10 years has become bankrupt, made a proposal

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.
Blair Cowper-Smith served as a Director of Golfsmith International Holdings GP Inc. and Golf Town Canada Inc. (Golf Town) from 2016 to 2018. On September 14, 2016, Golf Town filed for and was granted Court bankruptcy protection under the CCAA. Golf Town emerged from Court protection after being sold to Fairfax Financial Holdings Limited and CI Investments Inc. in October 2016.
Penalties or Sanctions
None of the directors or executive officers of Hydro One Limited or Hydro One, nor any shareholder holding shares sufficient to materially affect control of Hydro One Limited or Hydro One, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
Conflicts of Interest
To the best of Hydro One Limited’s and Hydro One’s knowledge, there are no existing material potential conflicts of interest among Hydro One or any of its subsidiaries and the directors or executive officers of Hydro One or any of its subsidiaries as a result of their outside business interests as at the date hereof. Certain of the directors and executive officers serve as directors and executive officers of other public companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of Hydro One Limited or Hydro One. Where conflicts arise, they are managed through a variety of measures, including declaration of the conflict, recusal from meetings and/or portions of meetings, and the creation of separate board materials for the affected directors.
Interest of Management and Others in Material Transactions
There are no material interests, direct or indirect, of any director or executive officer of Hydro One and its subsidiaries, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect Hydro One Limited or Hydro One.
Indebtedness of Directors and Executive Officers
No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One or any of its subsidiaries had any outstanding indebtedness to Hydro One or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One or any of its subsidiaries.
Independence Matters
The Board of Hydro One Limited and Hydro One currently consists of 10 directors, all of whom are independent of Hydro One Limited and Hydro One and independent of the Province within the meaning of the Governance Agreement.
For Hydro One’s purposes, an independent director is one who is independent of Hydro One and independent of the Province. Directors will be independent of Hydro One if they are independent within the meaning of all Canadian securities laws governing the disclosure of corporate governance practices and stock exchange requirements imposing a number or percentage of independent directors. Pursuant to Canadian securities laws, a director who is “independent” within the meaning of applicable securities laws is one who is free from any direct or indirect relationship which could, in the view of the board, be reasonably expected to interfere with a director’s independent judgement, with certain specified relationships deemed to be non-independent. A director will be “independent of the Province” if he or she is independent of Hydro One under Ontario securities laws governing the disclosure of corporate governance practices, where the Province and certain specified provincial entities are treated as Hydro One’s parent under that definition, but excluding current directors where the relationship ended before August 31, 2015. The Governance Agreement requires each of the directors, other than the CEO, to be both independent of Hydro One and independent of the Province. The Chair of Hydro One is independent of Hydro One and the Province.

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

The following table summarizes the committee memberships and independence status of Board members:

	Committees				Independence
Director	Audit Committee	Governance Committee	Human Resources Committee	Health, Safety, Environment and Indigenous Peoples Committee	Independent of Hydro One	Independent of the Province
Cherie Brant		v		v	v	v
Blair Cowper-Smith		v	v		v	v
Anne Giardini	v			v	v	v
David Hay	v			v	v	v
Timothy Hodgson		v	v		v	v
Jessica McDonald	v		v		v	v
Russel Robertson	v		v		v	v
William Sheffield	v			v	v	v
Melissa Sonberg		v	v		v	v
Tom Woods					v	v
Diversity Policy
The Board has adopted a board diversity policy which formalizes the company’s commitment to diversity and its desire to maintain a board comprising talented and dedicated directors whose skills, experience, knowledge and backgrounds reflect the diverse nature of the business environment in which it operates, including an appropriate number of female directors. The Board aspires towards a board composition in which each gender comprises at least 40% of the directors on the Board. Currently, the Board includes four female directors (40%).
Director Attendance
Directors are expected to attend board meetings, meetings of the committees on which they serve and the annual meeting of shareholders.
Number of Board and Committee Meetings (August 13, 2018 to December 31, 2018)1:

	Regular	Non-Regular	In Camera Sessions
Board	2	11	13
Audit Committee	1	4	5
Health, Safety, Environment and Indigenous Peoples Committee	1	-	1
Human Resources Committee	2	3	5
Governance Committee	1	3	4
1 All of the current directors were appointed directors of Hydro One effective August 13, 2018. The directors of Hydro One Limited are also directors of Hydro One and the two boards and each committee thereof hold joint meetings.
Audit Committee
The Audit Committee must consist of at least three directors, all of whom are persons determined by Hydro One to be both “independent” (within the meaning of all Canadian securities laws and stock exchange requirements and the Governance Agreement) and “financially literate” (within the meaning of other applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including National Instrument 52-110 - Audit Committees). At least one member of the Audit Committee will qualify as an “audit committee financial expert” as defined by the applicable rules of the US Securities and Exchange Commission. The Audit Committee comprises William Sheffield (Chair), Anne Giardini, David Hay, Jessica McDonald and Russel Robertson. Each of the Audit Committee members is independent and financially literate and each has an understanding of the accounting principles used to prepare Hydro One’s financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. Russel Robertson and David Hay each qualify as an audit committee financial expert.
Please refer to the biographies of our Audit Committee members described under “- Directors and Executive Officers” above for details of their additional invaluable skills and experience.
Human Resource Committee
Hydro One’s management team, the Human Resources Committee and the Company’s compensation advisors all play a key role in determining executive compensation for the company’s directors and executives and in managing compensation risk on behalf of the Board of Hydro One. The Human Resources Committee is responsible for assisting the Board in fulfilling its oversight responsibilities relating to the attraction and retention of key senior management.

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

All of the members of the Human Resources Committee are independent. The Human Resources Committee comprises Melissa Sonberg (Chair), Blair Cowper-Smith, Timothy Hodgson, Jessica McDonald and Russel Robertson. All of the members of the Human Resources Committee have gained the following relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the compensation committee of a stock exchange listed company or otherwise:

•	human resources experience (experience with benefit, pension and compensation programs (in particular, executive compensation));

•	risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation); and

•	executive leadership experience (experience as a senior executive/officer of a public company or major organization).
Please refer to the biographies of our Human Resources Committee members described under “- Directors and Executive Officers” above for details of their additional invaluable skills and experience.
CEO Selection Committee
The Board has also formed an ad hoc CEO Selection Committee to identify and select a President and CEO.
Compensation Policies and Practices
Other than as set forth in Hydro One’s annual information form dated March 29, 2018 for the year ended December 31, 2017 or as otherwise described below, there have been no material changes to the policies and practices adopted by the Board of Hydro One Limited or Hydro One to determine compensation for Hydro One Limited’s or Hydro One’s directors and executive officers since January 1, 2018.
Changes to Hydro One’s Board and CEO Compensation
As disclosed under “- Directors and Executive Officers” above, on July 11, 2018, Hydro One Limited, on behalf of itself and Hydro One, announced that it had entered into the Letter Agreement for the purpose of the orderly replacement of the Board of Hydro One Limited and Hydro One and the retirement of Mayo Schmidt as the CEO effective July 11, 2018. In accordance with the Letter Agreement, Hydro One has agreed to consult with the Province in respect of future matters of executive compensation. In addition, the then-existing Hydro One Limited and Hydro One Board volunteered and agreed to immediately reduce board compensation to the levels contemplated by the pre-January 1, 2018 director compensation policy. The then-existing Hydro One Limited and Hydro One Board also volunteered and agreed to forego any compensation for their service after June 30, 2018.
In connection with Mr. Schmidt’s retirement, he received amounts consistent with Hydro One’s retirement policies applicable to his outstanding equity awards and his employment agreement as previously disclosed and was not entitled to severance. Mr. Schmidt received a $0.4 million lump sum payment in lieu of all post-retirement benefits and allowances.
Urgent Priorities Act (formerly, Bill 2)
In July 2018, the Province introduced the Urgent Priorities Act, 2018 (Urgent Priorities Act), which amended the Ontario Energy Board Act, 1998 (OEB Act) and introduced the Hydro One Accountability Act (Accountability Act). The Accountability Act came into force in August 2018. The Accountability Act requires the Board of Directors of Hydro One Limited to establish a new compensation framework for the Board, the CEO and other executives, in consultation with the Province and the other five largest shareholders of Hydro One Limited (which framework must include policies governing severance and other entitlements in connection with any termination of employment). The new compensation framework is not effective until approved by Management Board of Cabinet of the Province. In addition, the Management Board of Cabinet of the Province has the authority to issue directives governing the compensation of directors and certain executives of Hydro One and its subsidiaries (excluding subsidiaries incorporated outside Canada). In February 2019, the Board of Directors of Hydro One Limited published a revised compensation framework that complies with the requirements of the Urgent Priorities Act. The Accountability Act also requires Hydro One to annually provide public disclosure concerning compensation paid to certain executives. The Accountability Act may adversely impact Hydro One and Hydro One Inc.’s ability to continue to attract and retain executives.
The OEB Act was amended to preclude the OEB from approving or fixing rates for Hydro One or any of its subsidiaries that include any amount in respect of compensation paid to the CEO and other executives. The impact of this amendment is expected to restrict Hydro One’s ability to recover certain amounts paid for executive compensation through separate rate mechanisms, which is expected to result in a reduction to Hydro One’s net income for the year ending December 31, 2019 of up to $14 million and is subject to a final determination by the OEB. The reduction may be materially lower, depending on the determination by the OEB of the executives whose compensation is to be excluded. The Urgent Priorities Act expressly provides that certain causes of action and proceedings are not available or will be barred against the Province, Hydro One or any of its subsidiaries, or any of its current or former officers, directors, employees or agents in respect of the Accountability Act, the Province’s involvement in compensation matters or other aspects of the corporate governance of Hydro One or any of its subsidiaries or any alleged misrepresentation in any prospectus, document or other public statement related to the involvement of the Province in compensation matters at Hydro One or any of its subsidiaries.

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

Province of Ontario
Notwithstanding the Governance Agreement, and in light of actions taken by the Province following the provincial election in June 2018 including the passage of the Urgent Priorities Act, the Province may elect to make further decisions relevant to Hydro One that could be detrimental to the interests of various stakeholders of Hydro One.
HYDRO ONE WORK FORCE
Hydro One has a skilled and flexible work force of approximately 5,600 regular employees and 2,200 non-regular employees province-wide, comprising of a mix of skilled trades, engineering, professional, managerial and executive personnel. Hydro One’s regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company’s trade unions for variable workers, sometimes referred to as “hiring halls”, and also by access to contract personnel. The hiring halls offer Hydro One the ability to flexibly utilize highly trained and appropriately skilled workers on a project-by-project and seasonal basis.
The following table sets out the number of Hydro One employees as at December 31, 2018:

	Regular Employees	Non-Regular Employees	Total
Power Workers' Union (PWU)[1]	3,564	846	4,410
Society of United Professionals (Society)	1,396	31	1,427
Canadian Union of Skilled Workers (CUSW) and construction building trade unions[2]	—	1,277	1,277
Total employees represented by unions	4,960	2,154	7,114
Management and non-represented employees	647	22	669
Total employees[3]	5,607	2,176	7,783
1 Includes 715 non-regular “hiring hall” employees covered by the PWU agreement.

[2]	The construction building trade unions have collective agreements with the Electrical Power Systems Construction Association (EPSCA).

[3]	The average number of Hydro One employees in 2018 was approximately 8,500, consisting of approximately 5,550 regular employees and approximately 2,950 non-regular employees.
Collective Agreements
On March 1, 2018, Hydro One insourced its customer service operations (CSO), which had been previously outsourced to Inergi LP and Vertex Customer Management (Canada) Limited since 2002. The insourcing was facilitated through labour agreements reached with the PWU and the Society (formerly the Society of Energy Professionals) in 2017.
The prior collective agreement with the PWU expired on March 31, 2018. On March 26, 2018, Hydro One and the PWU reached a tentative agreement, and on June 27, 2018, the agreement was ratified by the PWU. The term of the agreement is for two years ending on March 31, 2020.
Stock-based Compensation
During 2018 and 2017, Hydro One Limited granted awards under its Long-term Incentive Plan (LTIP), consisting of Performance Share Units (PSUs), Restricted Share Units (RSUs), and Stock Options, all of which are equity settled. At December 31, 2018 and 2017, the following LTIP awards were outstanding:

December 31 (number of units)	2018	2017
PSUs	594,470	425,120
RSUs	432,780	388,140
Stock Options	949,910	—

24

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

NON-GAAP MEASURES
FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to the common shareholder. As such, FFO provides a consistent measure of the cash generating performance of the Company’s assets.

Year ended December 31 (millions of dollars)	2018	2017
Net cash from operating activities	1,604	1,694
Changes in non-cash balances related to operations	50	(63)
Preferred share dividends	(9)	—
Distributions to noncontrolling interest	(8)	(6)
FFO	1,637	1,625
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Management believes that revenue, net of purchased power is helpful as a measure of net revenues for the Distribution segment, as purchased power is fully recovered through revenues.

Year ended December 31 (millions of dollars)	2018	2017
Revenues	6,178	5,947
Less: Purchased power	2,899	2,875
Revenues, net of purchased power	3,279	3,072

Year ended December 31 (millions of dollars)	2018	2017
Distribution revenues	4,422	4,366
Less: Purchased power	2,899	2,875
Distribution revenues, net of purchased power	1,523	1,491
FFO, Revenues, Net of Purchased Power, and Distribution Revenues, Net of Purchased Power are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.

25

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One with approximately 47.4% ownership at December 31, 2018. The IESO, OPG, Ontario Electricity Financial Corporation (OEFC), the OEB, and Hydro One Telecom, are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the years ended December 31, 2018 and 2017:

Year ended December 31 (millions of dollars)
Related Party	Transaction	2018	2017
IESO	Power purchased	1,636	1,583
	Revenues for transmission services	1,683	1,521
	Amounts related to electricity rebates	477	357
	Distribution revenues related to rural rate protection	239	247
	Distribution revenues related to the supply of electricity to remote northern communities	35	32
	Funding received related to CDM programs	62	59
OPG	Power purchased	10	9
	Revenues related to provision of services and supply of electricity	8	7
	Costs related to the purchase of services	—	1
OEFC	Power purchased from power contracts administered by the OEFC	2	2
OEB	OEB fees	8	8
Hydro One Limited	Return of stated capital	544	535
	Dividends paid	6	15
	Stock-based compensation costs	28	23
	Cost recovery for services provided	15	6
Hydro One Telecom	Services received – costs expensed	23	24
	Revenues for services provided	3	3
2587264 Ontario Inc.	Promissory note issued and repaid[1]	—	486
	Preferred shares issued[2]	—	486
	Dividends paid	9	—
1 On October 17, 2017, Hydro One issued a promissory note to 2587264 Ontario Inc., a subsidiary of Hydro One Limited, totalling $486 million. On November 20, 2017, Hydro One repaid the $486 million promissory note to 2587264 Ontario Inc., as well as interest totalling $1 million.
2 On November 20, 2017, Hydro One issued 485,870 Class B preferred shares to 2587264 Ontario Inc. for proceeds of $486 million.
RISK MANAGEMENT AND RISK FACTORS
Risks Relating to Hydro One’s Business
Regulatory Risks and Risks Relating to Hydro One’s Revenues
Risks Relating to Obtaining Rate Orders
The Company is subject to the risk that the OEB will not approve the Company’s transmission and distribution revenue requirements requested in outstanding or future applications for rates. Rate applications for revenue requirements are subject to the OEB’s review process, usually involving participation from intervenors and a public hearing process. There can be no assurance that resulting decisions or rate orders issued by the OEB will permit Hydro One to recover all costs actually incurred, costs of debt and income taxes, or to earn a particular ROE. A failure to obtain acceptable rate orders, or approvals of appropriate returns on equity and costs actually incurred, may materially adversely affect: Hydro One’s transmission or distribution businesses, the undertaking or timing of capital expenditures, ratings assigned by credit rating agencies, the cost and issuance of long-term debt, and other matters, any of which may in turn have a material adverse effect on the Company. In addition, there is no assurance that the Company will receive regulatory decisions in a timely manner and, therefore, costs may be incurred prior to having an approved revenue requirement and cash flows could be impacted.
Risks Relating to Actual Performance Against Forecasts
The Company’s ability to recover the actual costs of providing service and earn the allowed ROE depends on the Company achieving its forecasts established and approved in the rate-setting process. Actual costs could exceed the approved forecasts if, for example, the Company incurs operations, maintenance, administration, capital and financing costs above those included in the Company’s approved revenue requirement. The inability to obtain acceptable rate decisions or to recover any significant difference between forecast and actual expenses could materially adversely affect the Company’s financial condition and results of operations.
Further, the OEB approves the Company’s transmission and distribution rates based on projected electricity load and consumption levels, among other factors. If actual load or consumption materially falls below projected levels, the Company’s revenue and net income for either, or both, of these businesses could be materially adversely affected. Also, the Company’s current revenue requirements for these businesses are based on cost and other assumptions that may not materialize. There is no assurance that

26

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

the OEB would allow rate increases sufficient to offset unfavourable financial impacts from unanticipated changes in electricity demand or in the Company’s costs.
The Company is subject to risk of revenue loss from other factors, such as economic trends and weather conditions that influence the demand for electricity. The Company’s overall operating results may fluctuate substantially on a seasonal and year-to-year basis based on these trends and weather conditions. For instance, a cooler than normal summer or warmer than normal winter can be expected to reduce demand for electricity below that forecast by the Company, causing a decrease in the Company’s revenues from the same period of the previous year. The Company’s load could also be negatively affected by successful CDM programs whose results exceed forecasted expectations.
Risks Relating to Regulatory Treatment of Deferred Tax Asset
As a result of leaving the payments in lieu of corporate income taxes (PILs) Regime and entering the Federal Tax Regime in connection with the IPO of the Company, Hydro One recorded additional deferred tax assets due to the revaluation of the tax basis of Hydro One’s fixed assets at their fair market value and recognition of eligible capital expenditures. At the time of the IPO, the Company determined the tax savings derived from the additional deferred tax assets should accrue to the shareholders of Hydro One Limited. The OEB’s September 28, 2017 and November 9, 2017 decisions (see details above in “Regulation - Electricity Rates Applications - Hydro One Networks - Transmission”) alter Hydro One’s allocation of the tax savings derived from the additional deferred tax assets and determined a portion of the tax savings should be accrued to the ratepayers. In October 2017, the Company filed a motion to review and vary (Motion) the decision and filed an appeal with the Divisional Court of Ontario (Appeal). In both cases, the Company's position is that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. The Appeal has been stayed. On August 31, 2018, the OEB returned the portion of the decision relating to the deferred tax asset to an OEB panel for reconsideration.
If the OEB’s approach in the September 28, 2017 and November 9, 2017 decisions is followed, the exposure from the potential impairment from the regulatory treatment of the deferred tax asset would be a one-time decrease in net income. The OEB's calculation would result in an impairment of Hydro One Networks' transmission deferred tax regulatory asset of up to approximately $515 million. If the OEB were to apply the same calculation for sharing in Hydro One Networks' 2018-2022 distribution rates, for which a decision is currently outstanding, it could result in an additional impairment of up to approximately $370 million related to Hydro One Networks' distribution deferred tax regulatory asset. The exposure from the potential impairments could be a one-time decrease in net income of up to approximately $885 million, resulting in an annual decrease to FFO in the range of $50 million to $60 million.
Risks Relating to Other Applications to the OEB
The Company is also subject to the risk that it will not obtain, or will not obtain in a timely manner, required regulatory approvals for other matters, such as leave to construct applications, applications for mergers, acquisitions, amalgamations and divestitures, and environmental approvals. Decisions to acquire or divest other regulated businesses licensed by the OEB are subject to OEB approval. Accordingly, there is the risk that such matters may not be approved or that unfavourable conditions will be imposed by the OEB.
Risks Relating to Rate-Setting Models for Transmission and Distribution
The OEB approves and periodically changes the rate-setting models and methodology for the transmission and distribution businesses. Changes to the application type, filing requirements, rate- setting methodology, or revenue requirement determination may have a material negative impact on Hydro One’s revenue and net income. For example, the OEB may in the future decide to reduce the allowed ROE for either of these businesses, modify the formula or methodology it uses to determine the ROE, or reduce the weighting of the equity component of the deemed capital structure. Any such reduction could reduce the net income of the Company.
The OEB’s recent Custom Incentive Rate-setting model requires that the term of a custom rate application be for multi-year periods. There are risks associated with forecasting key inputs such as revenues, operating expenses and capital, over such a long period. For instance, if unanticipated capital expenditures arise that were not contemplated in the Company’s most recent rate decision, the Company may be required to incur costs that may not be recoverable until a future period or not recoverable at all in future rates. This could have a material adverse effect on the Company.
When rates are set for a multi-year period, including under a Custom Incentive Rate application, the OEB expects there to be no further rate applications for annual updates within the multi-year period, unless there are exceptional circumstances, with the exception of the clearance of established deferral and variance accounts. For example, the OEB does not expect to address annual rate applications for updates for cost of capital (including ROE), working capital allowance or sales volumes. If there were an increase in interest rates over the period of a rate decision and no corresponding changes were permitted to the Company’s allowed cost of capital (including ROE), then the result could be a decrease in the Company’s financial performance.
To the extent that the OEB approves an In-Service Variance Account for the transmission and/or distribution businesses, and should the Company fail to meet the threshold levels of in-service capital, the OEB may reclaim a corresponding portion of the Company’s revenues.

27

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

Risks Relating to Capital Expenditures
In order to be recoverable, capital expenditures require the approval of the OEB, either through the approval of capital expenditure plans, rate base or revenue requirements for the purposes of setting transmission and distribution rates, which include the impact of capital expenditures on rate base or cost of service. There can be no assurance that all capital expenditures incurred by Hydro One will be approved by the OEB. Capital cost overruns may not be recoverable in transmission or distribution rates. The Company could incur unexpected capital expenditures in maintaining or improving its assets, particularly given that new technology may be required to support renewable generation and unforeseen technical issues may be identified through implementation of projects. There is risk that the OEB may not allow full recovery of such expenditures in the future. To the extent possible, Hydro One aims to mitigate this risk by ensuring prudent expenditures, seeking from the regulator clear policy direction on cost responsibility, and pre-approval of the need for capital expenditures.
Any regulatory decision by the OEB to disallow or limit the recovery of any capital expenditures would lead to a lower than expected approved revenue requirement or rate base, potential asset impairment or charges to the Company’s results of operations, any of which could have a material adverse effect on the Company.
Risk of Recoverability of Total Compensation Costs
The Company manages all of its total compensation costs, including pension and other post-employment and post-retirement benefits, subject to restrictions and requirements imposed by the collective bargaining process. Any element of total compensation costs which is disallowed in whole or part by the OEB and not recoverable from customers in rates could result in costs which could be material and could decrease net income, which could have a material adverse effect on the Company.
The changes flowing from the Urgent Priorities Act are expected to restrict Hydro One’s ability to recover certain amounts paid for executive compensation through separate rate mechanisms, which is estimated to result in a reduction in Hydro One's net income for the year ending December 31, 2019 of up to $14 million, and is subject to a final determination by the OEB. The reduction may be materially lower, depending on the determination by the OEB of the executives whose compensation is to be excluded.
Risks Relating to Government Action
The Province is, and is likely to remain, the largest shareholder in Hydro One Limited. The Province may be in a position of conflict from time to time as a result of being an investor in Hydro One Limited and also being a government actor setting broad policy objectives in the electricity industry. Government actions may not be in the interests of the Company or investors.
Governments may pass legislation or regulation at any time, including legislation or regulation impacting Hydro One, which could have potential material adverse effects on Hydro One and its business. Such government actions may include, but are not limited to, legislation, regulation, directives or shareholder action intended to reduce electricity rates, place constraints on compensation, or affect the governance of Hydro One (for example, potential government actions relating to the Province's election promise to reduce hydro rates by 12%). Such government actions could adversely affect the Company’s financial condition and results of operations, as well as public opinion and the Company’s reputation. Government action may also hinder Hydro One’s ability to pursue its strategy and/or objectives.
Additionally, involvement by the Province in placing constraints on executive compensation may inhibit the Company’s ability to attract and retain qualified executive talent, which may also impact the Company’s performance, strategy and/or objectives. The failure to attract and retain qualified executives could have a material adverse effect on the Company.
In June 2018, Moody’s downgraded the long-term debt rating for Hydro One Inc. and in September 2018, S&P lowered its issuer credit ratings on the Company and Hydro One Inc. (as detailed above in the “Credit Ratings” section). These ratings downgrades reflect the ratings agencies’ assessment of government involvement in the business of Hydro One. The Company cannot predict what actions rating agencies may take in the future, positive or negative, including in response to government action or inaction relating to or impacting Hydro One. The failure to maintain the Company’s current credit ratings could adversely affect the Company’s financial condition and results of operations, and a downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt.
Executive Recruitment and Retention Risk
Involvement by the Province relating to executive compensation, and Hydro One executive compensation constraints flowing from the Urgent Priorities Act may inhibit the Company’s ability to attract and retain qualified executive talent. The Company’s strategy is tied to its ability to continue to attract and retain qualified executives. The failure to attract and retain qualified executives could have a material adverse effect on the Company.
Management Retention
In the fourth quarter of 2018, the Company entered into retention agreements with certain of its key officers, namely Messrs. Dobson, Kiraly, Meneley, Scarlett, Lopez and Ms. McKellar, in order to ensure stability in the organization and to allow the Company sufficient time to complete its recruitment of a new CEO and support the transition to a renewed senior management team. The retention arrangements are intended to ensure the continued employment of those officers for periods ranging from February 28, 2019 through May 31, 2019 depending on the officer. The retention agreements generally confirm, among other things, that so long as the individual

28

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

does not resign prior to a specified date (being the retention date), certain key terms (other than severance) of the individual’s employment arrangements will be respected, including the vesting of his or her outstanding share-based awards and a pro-rata portion of his or her short-term and long-term incentive in respect of the 2019 fiscal year. To date, Mr. Meneley has notified the Company that he intends to resign effective March 1, 2019, and Ms. McKellar has notified the Company that she intends to retire effective April 1, 2019. The retention agreements may be extended by mutual agreement, however, there is no assurance that any of the key officers will remain after their retention dates, in which case the Company could have a lack of senior management to run the Company’s business. While the Company has succession plans in place for certain key officers, there is no assurance that there will not be an impact on the Company’s business if any or all such key officers resign before, on, or after, their respective retention dates. In addition, there is no assurance that the Company will be able to attract and retain qualified replacement officers on a timely basis, or at all, in order to replace these individuals. The failure to attract and retain qualified officers could have a material adverse effect on the Company.
Indigenous Claims Risk
Some of the Company’s current and proposed transmission and distribution assets are or may be located on reserve (as defined in the Indian Act (Canada)) (Reserve) lands, or lands over which Indigenous people have Aboriginal, treaty, or other legal claims. Some Indigenous leaders, communities, and their members have made assertions related to sovereignty and jurisdiction over Reserve lands and traditional territories (land traditionally occupied or used by a First Nation, Metis or Inuit group) and are increasingly willing to assert their claims through the courts, tribunals, or by direct action. These claims and/or settlement of these claims could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations, including the development of current and future projects.
The Company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities. Procedural aspects of the duty to consult may be delegated to the Company by the Province or the federal government. A perceived failure by the Crown to sufficiently consult an Indigenous community, including communities with a traditional governance model not recognized under the Indian Act, or a perceived failure by the Company in relation to delegated consultation obligations, could result in legal challenges against the Crown or the Company, including judicial review or injunction proceedings, or could potentially result in direct action against the Company by a community or its citizens. If this occurs, it could disrupt or delay the Company’s operations and activities, including current and future projects, and have a material adverse effect on the Company.
Risk from Transfer of Assets Located on Reserves
The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to assets located on Reserves. The transfer of title to these assets did not occur because authorizations originally granted by the federal government for the construction and operation of these assets on Reserves could not be transferred without required consent. In several cases, the authorizations had either expired or had never been issued.
Currently, the OEFC holds legal title to these assets and it is expected that the Company will manage them until it has obtained permits to complete the title transfer. To occupy Reserves, the Company must have valid permits. For each permit, the Company must negotiate an agreement (in the form of a memorandum of understanding) with the First Nation, the OEFC and any members of the First Nation who have occupancy rights. The agreement includes provisions whereby the First Nation consents to the issuance of a permit. For transmission assets, the Company must negotiate terms of payment. It is difficult to predict the aggregate amount that the Company may have to pay to obtain the required agreements from First Nations. If the Company cannot reach satisfactory agreements with the relevant First Nation to obtain federal permits, it may have to relocate these assets to other locations and restore the lands at a cost that could be substantial. In a limited number of cases, it may be necessary to abandon a line and replace it with diesel generation facilities. In either case, the costs relating to these assets could have a material adverse effect on the Company if the costs are not recoverable in future rate orders.
Compliance with Laws and Regulations
Hydro One must comply with numerous laws and regulations affecting its business, including requirements relating to transmission and distribution companies, environmental laws, employment laws and health and safety laws. The failure of the Company to comply with these laws could have a material adverse effect on the Company’s business. See also “- Health, Safety and Environmental Risk”.
For example, Hydro One’s licensed transmission and distribution businesses are required to comply with the terms of their licences, with codes and rules issued by the OEB, and with other regulatory requirements, including regulations of the National Energy Board. In Ontario, the Market Rules issued by the IESO require the Company to, among other things, comply with the reliability standards established by the NERC and Northeast Power Coordinating Council, Inc. (NPCC). The incremental costs associated with compliance with these reliability standards are expected to be recovered through rates, but there can be no assurance that the OEB will approve the recovery of all of such incremental costs. Failure to obtain such approvals could have a material adverse effect on the Company.
There is the risk that new legislation, regulations, requirements or policies will be introduced in the future. These may reduce Hydro One’s revenue, or may require Hydro One to incur additional costs, which may or may not be recovered in future transmission and distribution rates. For example, the federal government’s November 2018 Fall Economic Statement announced measures related to accelerated investment incentives which, if implemented, could have a material adverse impact on Hydro One.

29

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

Risk of Natural and Other Unexpected Occurrences
The Company’s facilities are exposed to the effects of severe weather conditions, natural disasters, man-made events including but not limited to cyber and physical terrorist type attacks, events which originate from third-party connected systems, or any other potentially catastrophic events. Climate change may have the effect of shifting weather patterns and increasing the severity and frequency of extreme weather events and natural disasters, which could impact Hydro One’s business. The Company’s facilities may not withstand occurrences of these types in all circumstances. The Company could also be subject to claims for damages from events which may be proximately connected with the Company’s assets (for example, forest fires), claims for damages caused by its failure to transmit or distribute electricity or costs related to ensuring its continued ability to transmit or distribute electricity. The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Where insurance is available for the Company’s other assets and for damage claims, such insurance coverage may have deductibles, limits and/or exclusions that may still expose the Company to material losses. Losses from lost revenues and repair costs could be substantial, especially for many of the Company’s facilities that are located in remote areas.
Risk Associated with Information Technology Infrastructure and Data Security
The Company’s ability to operate effectively in the Ontario electricity market is, in part, dependent upon it developing, maintaining and managing complex IT systems which are employed to operate and monitor its transmission and distribution facilities, financial and billing systems and other business systems. The Company’s increasing reliance on information systems and expanding data networks increases its exposure to information security threats. The Company’s transmission business is required to comply with various rules and standards for transmission reliability, including mandatory standards established by the NERC and the NPCC. These include standards relating to cyber-security and IT, which only apply to certain of the Company’s assets (generally being those whose failure could impact the functioning of the bulk electricity system). The Company may maintain different or lower levels of IT security for its assets that are not subject to these mandatory standards. The Company must also comply with various cyber-security and privacy-related regulatory requirements under the OEB’s Ontario Cyber Security Framework and legislative and licence requirements relating to the collection, use and disclosure of personal information and information regarding consumers, wholesalers, generators and retailers.
Cyber-attacks or unauthorized access to corporate and IT systems could result in service disruptions and system failures, which could have a material adverse effect on the Company, including as a result of a failure to provide electricity to customers. Due to operating critical infrastructure, Hydro One may be at greater risk of cyber-attacks from third parties (including state run or controlled parties) that could impair or incapacitate its assets. In addition, in the course of its operations, the Company collects, uses, processes and stores information which could be exposed in the event of a cyber-security incident or other unauthorized access or disclosure, such as information about customers, suppliers, counterparties, employees and other third parties.
Security and system disaster recovery controls are in place; however, there can be no assurance that there will not be system failures or security breaches or that such threats would be detected or mitigated on a timely basis. Upon occurrence and detection, the focus would shift from prevention to isolation, remediation and recovery until the incident has been fully addressed. Any such system failures or security breaches could have a material adverse effect on the Company.
Labour Relations Risk
The substantial majority of the Company’s employees are represented by either the PWU or the Society. Over the past several years, significant effort has been expended to increase Hydro One’s flexibility to conduct operations in a more cost-efficient manner. Although the Company has achieved improved flexibility in its collective agreements, the Company may not be able to achieve further improvements. The Company reached an agreement with the PWU for a renewal collective agreement with a two-year term, covering the period from April 1, 2018 to March 31, 2020. The Company also reached a renewal collective agreement with the CUSW for a five-year term, covering the period from May 1, 2017 to April 30, 2022. Additionally, the EPSCA and a number of construction unions have reached renewal agreements, to which Hydro One is bound, for a five-year term, covering the period from May 1, 2015 to April 30, 2020. Agreements were also reached with the Society and the PWU to facilitate the insourcing of CSO services effective March 1, 2018. Future negotiations with unions present the risk of a labour disruption and the ability to sustain the continued supply of energy to customers. The Company also faces financial risks related to its ability to negotiate collective agreements consistent with its rate orders. In addition, in the event of a labour dispute, the Company could face operational risk related to continued compliance with its requirements of providing service to customers. Any of these could have a material adverse effect on the Company. Collective agreements requiring renewal in 2019 include the Society agreement and the PWU CSO agreement, expiring on March 31, 2019 and September 30, 2019, respectively.
Work Force Demographic Risk
By the end of 2018, approximately 16% of the Company’s employees who are members of the Company’s defined benefit and defined contribution pension plans were eligible for retirement, and by the end of 2019, approximately 18% could be eligible. These percentages are not evenly spread across the Company’s work force, but tend to be most significant in the most senior levels of the Company’s staff and especially among management staff. During 2018, approximately 4% of the Company’s work force (down from 5% in 2017) elected to retire. Accordingly, the Company’s continued success will be tied to its ability to continue to attract and

30

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

retain sufficient qualified staff to replace the capability lost through retirements and meet the demands of the Company’s work programs.
In addition, the Company expects the skilled labour market for its industry will remain highly competitive. Many of the Company’s current and potential employees being sought after possess skills and experience that are also highly coveted by other organizations inside and outside the electricity sector. The failure to attract and retain qualified personnel for Hydro One’s business could have a material adverse effect on the Company.
Risk Associated with Arranging Debt Financing
The Company expects to borrow to repay its existing indebtedness and to fund a portion of capital expenditures. Hydro One has substantial debt principal repayments, including $731 million in 2019, $653 million in 2020, and $803 million in 2021. In addition, from time to time, the Company may draw on its syndicated bank lines and/or issue short-term debt under Hydro One’s $1.5 billion commercial paper program which would mature within one year of issuance. The Company also plans to incur continued material capital expenditures for each of 2019 and 2020. Cash generated from operations, after the payment of expected dividends, will not be sufficient to fund the repayment of the Company’s existing indebtedness and capital expenditures. The Company’s ability to arrange sufficient and cost-effective debt financing could be materially adversely affected by numerous factors, including the regulatory environment in Ontario, the Company’s results of operations and financial position, market conditions, the ratings assigned to its debt securities by credit rating agencies, an inability of the Company to comply with its debt covenants, and general economic conditions. A downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt. Any failure or inability on the Company’s part to borrow the required amounts of debt on satisfactory terms could impair its ability to repay maturing debt, fund capital expenditures and meet other obligations and requirements and, as a result, could have a material adverse effect on the Company.
Market, Financial Instrument and Credit Risk
Market risk refers primarily to the risk of loss that results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates as its regulated ROE is derived using a formulaic approach that takes into account anticipated interest rates, but is not currently exposed to material commodity price risk or material foreign exchange risk.
The OEB-approved adjustment formula for calculating ROE in a deemed regulatory capital structure of 60% debt and 40% equity provides for increases and decreases depending on changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. The Company estimates that a decrease of 100 basis points in the combination of the forecasted long-term Government of Canada bond yield and the A-rated utility corporate bond yield spread used in determining its rate of return would reduce the Company’s transmission business’ 2020 net income by approximately $25 million. For the distribution business, after distribution rates are set as part of a Custom Incentive Rate application, the OEB does not expect to address annual rate applications for updates to allowed ROE, so fluctuations will have no impact to net income. The Company periodically utilizes interest rate swap agreements to mitigate elements of interest rate risk.
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. Derivative financial instruments result in exposure to credit risk, since there is a risk of counterparty default. Hydro One monitors and minimizes credit risk through various techniques, including dealing with highly rated counterparties, limiting total exposure levels with individual counterparties, entering into agreements which enable net settlement, and by monitoring the financial condition of counterparties. The Company does not trade in any energy derivatives. The Company is required to procure electricity on behalf of competitive retailers and certain local distribution companies for resale to their customers. The resulting concentrations of credit risk are mitigated through the use of various security arrangements, including letters of credit, which are incorporated into the Company’s service agreements with these retailers in accordance with the OEB’s Retail Settlement Code.
The failure to properly manage these risks could have a material adverse effect on the Company.
Risks Relating to Asset Condition and Capital Projects
The Company continually incurs sustainment and development capital expenditures and monitors the condition of its assets to manage the risk of equipment failures and to determine the need for and timing of major refurbishments and replacements of its transmission and distribution infrastructure. The connection of large numbers of generation facilities to the distribution network has resulted in greater than expected usage of some of the Company’s equipment. This increases maintenance requirements and may accelerate the aging of the Company’s assets.
Execution of the Company’s capital expenditure programs, particularly for development capital expenditures, is partially dependent on external factors, such as environmental approvals, municipal permits, equipment outage schedules that accommodate the IESO, generators and transmission-connected customers, and supply chain availability for equipment suppliers and consulting services. There may also be a need for, among other things, Environmental Assessment Act (Ontario) approvals, approvals which require public meetings, appropriate engagement with Indigenous communities, OEB approvals of expropriation or early access to property, and other activities. Obtaining approvals and carrying out these processes may also be impacted by opposition to the proposed site of the capital investments. Delays in obtaining required approvals or failure to complete capital projects on a timely basis could materially adversely affect transmission reliability or customers’ service quality or increase maintenance costs which could have a material adverse effect on the Company. Failure to receive approvals for projects when spending has already occurred would result

31

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

in the inability of the Company to recover the investment in the project as well as forfeit the anticipated return on investment. The assets involved may be considered impaired and result in the write off of the value of the asset, negatively impacting net income. External factors are considered in the Company’s planning process. If the Company is unable to carry out capital expenditure plans in a timely manner, equipment performance may degrade, which may reduce network capacity, result in customer interruptions, compromise the reliability of the Company’s networks or increase the costs of operating and maintaining these assets. Any of these consequences could have a material adverse effect on the Company.
Increased competition for the development of large transmission projects and legislative changes relating to the selection of transmitters could impact the Company’s ability to expand its existing transmission system, which may have an adverse effect on the Company. To the extent that other parties are selected to construct, own and operate new transmission assets, the Company’s share of Ontario’s transmission network would be reduced.
Health, Safety and Environmental Risk
The Company is subject to provincial health and safety legislation. Findings of a failure to comply with this legislation could result in penalties and reputational risk, which could negatively impact the Company. The Company is subject to extensive Canadian federal, provincial and municipal environmental regulation. Failure to comply could subject the Company to fines or other penalties. In addition, the presence or release of hazardous or other harmful substances could lead to claims by third parties or governmental orders requiring the Company to take specific actions such as investigating, controlling and remediating the effects of these substances. Contamination of the Company’s properties could limit its ability to sell or lease these assets in the future.
In addition, actual future environmental expenditures may vary materially from the estimates used in the calculation of the environmental liabilities on the Company’s balance sheet. The Company does not have insurance coverage for these environmental expenditures.
There is also risk associated with obtaining governmental approvals, permits, or renewals of existing approvals and permits related to constructing or operating facilities. This may require environmental assessment or result in the imposition of conditions, or both, which could result in delays and cost increases. Failure to obtain necessary approvals or permits could result in an inability to complete projects.
Hydro One emits certain greenhouse gases, including sulphur hexafluoride or “SF6”. There are increasing regulatory requirements and costs, along with attendant risks, associated with the release of such greenhouse gases, all of which could impose additional material costs on Hydro One.
Any regulatory decision to disallow or limit the recovery of such costs could have a material adverse effect on the Company.
Pension Plan Risk
Hydro One has the Hydro One Defined Benefit Pension Plan in place for the majority of its employees. Contributions to the pension plan are established by actuarial valuations which are required to be filed with the Financial Services Commission of Ontario on a triennial basis. The most recently filed valuation was prepared as at December 31, 2017, and was filed in April 2018, covering a three-year period from 2018 to 2020. Hydro One’s contributions to its pension plan satisfy, and are expected to satisfy, minimum funding requirements. Contributions beyond 2020 will depend on the funded position of the plan, which is determined by investment returns, interest rates and changes in benefits and actuarial assumptions at that time. A determination by the OEB that some of the Company’s pension expenditures are not recoverable through rates could have a material adverse effect on the Company, and this risk may be exacerbated if the amount of required pension contributions increases.
In 2017, the OEB released a report establishing the use of the accrual accounting method as the default method on which to set rates for pension and other post-employment benefits (OPEB) amounts in cost-based applications, unless that method does not result in just and reasonable rates. Hydro One currently reports and recovers its pension expense on a cash basis, and maintains the accrual method with respect to OPEBs. Transitioning from the cash basis to an accrual method for pension may have material negative rate impacts for customers or material negative impacts on the company should recovery of costs be disallowed by the OEB. See “- Other Post-Employment and Post-Retirement Benefits Risks”.
Other Post-Employment and Post-Retirement Benefits Risks
The Company provides other post-employment and post-retirement benefits, including workers compensation benefits and long-term disability benefits to qualifying employees. In 2017, the OEB released a report establishing the use of the accrual accounting method as the default method on which to set rates for pension and OPEB amounts in cost-based applications, unless that method does not result in just and reasonable rates. Hydro One currently maintains the accrual accounting method with respect to OPEBs. If the OEB directed Hydro One to transition to a different accounting method for OPEBs, this could result in income volatility, due to an inability of the company to book the difference between the accrual and cash as a regulatory asset. A determination that some of the Company’s post-employment and post-retirement benefit costs are not recoverable could have a material adverse effect on the Company.

32

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

Risk Associated with Outsourcing Arrangements
Hydro One has entered into an outsourcing arrangement with a third party for the provision of back office and IT services. If the outsourcing arrangement or statements of work thereunder are terminated for any reason or expire before a new supplier is selected and fully transitioned, the Company could be required to transfer to another service provider or insource, which could have a material adverse effect on the Company’s business, operating results, financial condition or prospects.
Risk from Provincial Ownership of Transmission Corridors
The Province owns some of the corridor lands underlying the Company’s transmission system. Although the Company has the statutory right to use these transmission corridors, the Company may be limited in its options to expand or operate its systems. Also, other uses of the transmission corridors by third parties in conjunction with the operation of the Company’s systems may increase safety or environmental risks, which could have a material adverse effect on the Company.
Litigation Risks
In the normal course of the Company’s operations, it becomes involved in, is named as a party to and is the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to actual or alleged violations of law, common law damages claims, personal injuries, property damage, property taxes, land rights, the environment and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Company, which could have a material adverse effect on the Company. Even if the Company prevails in any such legal proceeding, the proceedings could be costly and time-consuming and would divert the attention of management and key personnel from the Company’s business operations, which could adversely affect the Company. See also “Other Developments - Litigation - Class Action Lawsuit”.
Transmission Assets on Third-Party Lands Risk
Some of the lands on which the Company’s transmission assets are located are owned by third parties, including the Province and federal Crown, and are or may become subject to land claims by First Nations. The Company requires valid occupation rights to occupy such lands (which may take the form of land use permits, easements or otherwise). If the Company does not have valid occupational rights on third-party owned or controlled lands or has occupational rights that are subject to expiry, it may incur material costs to obtain or renew such occupational rights, or if such occupational rights cannot be renewed or obtained it may incur material costs to remove and relocate its assets and restore the subject land. If the Company does not have valid occupational rights and must incur costs as a result, this could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations.
Reputational, Public Opinion and Political Risk
Reputation risk is the risk of a negative impact to Hydro One’s business, operations or financial condition that could result from a deterioration of Hydro One’s reputation. Hydro One’s reputation could be negatively impacted by changes in public opinion, attitudes towards the Company’s privatization, failure to deliver on its customer promises and other external forces. Adverse reputational events or political actions could have negative impacts on Hydro One’s business and prospects including, but not limited to, delays or denials of requisite approvals, such as denial of requested rates, and accommodations for Hydro One’s planned projects, escalated costs, legal or regulatory action, and damage to stakeholder relationships.
Risks Relating to the Company’s Relationship with Hydro One Limited and the Province
Indirect Ownership and Continued Influence by the Province and Voting Power
The Province currently owns approximately 47.4% of the outstanding common shares of Hydro One Limited and it is expected to continue to maintain a significant ownership interest in voting securities of Hydro One Limited for an indefinite period.
As a result of its significant ownership of the common shares of Hydro One Limited, the Province has, and is expected indefinitely to have, the ability to determine or significantly influence the outcome of shareholder votes at Hydro One Limited, subject to the restrictions in the Governance Agreement. Despite the terms of the Governance Agreement in which the Province has agreed to engage in the business and affairs of Hydro One Limited as an investor and not as a manager, there is a risk that the Province’s engagement in the business and affairs of Hydro One Limited as an investor will be informed by its policy objectives and may influence the conduct of the business and affairs of Hydro One Limited in ways that may not be aligned with the interests of other investors in Hydro One Limited. Notwithstanding the Governance Agreement, and in light of actions taken by the Province following the provincial election in June 2018, there can be no assurance that the Province will not take other actions in the future that could be detrimental to the interests of investors in Hydro One. This influence may also extend to Hydro One. As a result, the Province may influence the conduct of the business and affairs of Hydro One, and decisions may be made by the Province as a shareholder of Hydro One Limited which may not be aligned with the interests of the other security holders of Hydro One. See “Risks Relating to Government Action” above.
Composition of the Board of Directors of Hydro One
Under the Governance Agreement, Hydro One Limited has agreed that the Board of Hydro One and Hydro One Networks will be constituted to have the same members as the Board of Hydro One Limited, unless the Board of Hydro One Limited determines

33

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

otherwise. The Governance Agreement contains provisions governing the independence of the members of the Board of Hydro One Limited and the ability of the Province to nominate and, in certain circumstances, remove directors, which could indirectly impact the composition of the Board of Hydro One in a manner which may not be aligned with the interests of the other security holders of Hydro One. There is a risk that the Province will nominate or confirm individuals who satisfy the independence requirements but who it considers are disposed to support and advance its policy objectives and give disproportionate weight to the Province’s interests in exercising their business judgment and balancing the interests of the stakeholders of Hydro One Limited. Those same individuals, to the extent they are also on the Board of Hydro One, could similarly give disproportionate weight to the Province’s indirect interest in Hydro One in exercising their business judgment and balancing the interests of the stakeholders of Hydro One.
More Extensive Regulation
Although under the Governance Agreement, the Province has agreed to engage in the business and affairs of Hydro One Limited as an investor and not as a manager and has stated that its intention is to achieve its policy objectives through legislation and regulation as it would with respect to any other utility operating in Ontario, there is a risk that the Province will exercise its legislative and regulatory power to achieve policy objectives in a manner that has a material adverse effect on Hydro One Limited, which in turn could have a material adverse effect on Hydro One. See “Risks Relating to Government Action” above.
Prohibitions on Selling the Company’s Transmission or Distribution Business
The Electricity Act prohibits Hydro One Limited from selling all or substantially all of the business, property or assets related to its transmission system or distribution system that is regulated by the OEB. There is a risk that these prohibitions may limit the ability of Hydro One Limited, and in turn, Hydro One, to engage in sale transactions involving a substantial portion of either system, even where such a transaction may otherwise be considered to provide substantial benefits to Hydro One Limited, Hydro One or their security holders.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of Hydro One Consolidated Financial Statements requires the Company to make key estimates and critical judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingencies. Hydro One bases its estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing the Company’s accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments. Hydro One has identified the following critical accounting estimates used in the preparation of its Consolidated Financial Statements:
Revenues
Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.
Regulatory Assets and Liabilities
Hydro One’s regulatory assets represent certain amounts receivable from future electricity customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. The regulatory assets mainly include amounts related to the pension benefit liability, deferred income tax liabilities, post-retirement and post-employment benefit liability, share-based compensation costs, forgone revenue, and environmental liabilities. The Company’s regulatory liabilities represent certain amounts that are refundable to future electricity customers, and pertain primarily to OEB deferral and variance accounts. The regulatory assets and liabilities can be recognized for rate-setting and financial reporting purposes only if the amounts have been approved for inclusion in the electricity rates by the OEB, or if such approval is judged to be probable by management. If management judges that it is no longer probable that the OEB will allow the inclusion of a regulatory asset or liability in future electricity rates, the applicable carrying amount of the regulatory asset or liability will be reflected in results of operations in the period that the judgment is made by management.
Environmental Liabilities
Hydro One records a liability for the estimated future expenditures associated with the removal and destruction of polychlorinated biphenyl (PCB)-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of chemically contaminated lands. There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to

34

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Environmental liabilities are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively.
Employee Future Benefits
Hydro One’s employee future benefits consist of pension and post-retirement and post-employment plans, and include pension, group life insurance, health care, and long-term disability benefits provided to the Company’s current and retired employees. Employee future benefits costs are included in Hydro One’s labour costs that are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets. Changes in assumptions affect the benefit obligation of the employee future benefits and the amounts that will be charged to results of operations or capitalized in future years. The following significant assumptions and estimates are used to determine employee future benefit costs and obligations:
Weighted Average Discount Rate
The weighted average discount rate used to calculate the employee future benefits obligation is determined at each year end by referring to the most recently available market interest rates based on “AA”-rated corporate bond yields reflecting the duration of the applicable employee future benefit plan. The discount rate at December 31, 2018 increased to 3.90% (from 3.40% at December 31, 2017) for pension benefits and increased to 4.00% (from 3.40% at December 31, 2017) for the post-retirement and post-employment plans. The increase in the discount rate has resulted in a corresponding decrease in employee future benefits liabilities for the pension, post-retirement and post-employment plans for accounting purposes. The liabilities are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates.
Expected Rate of Return on Plan Assets
The expected rate of return on pension plan assets of 6.50% is based on expectations of long-term rates of return at the beginning of the year and reflects a pension asset mix consistent with the pension plan’s investment policy effective November 11, 2016. A new investment policy was adopted by Hydro One effective May 14, 2018 which will be implemented over the next several years. Hydro One’s current expectation is that the new investment policy will not be fully implemented until 2021-2022. As such, with the implementation timing noted above, the investment policy effective November 11, 2016 would continue to be appropriate for the December 31, 2018 disclosures and the 2019 registered pension plan expense.
Rates of return on the respective portfolios are determined with reference to respective published market indices. The expected rate of return on pension plan assets reflects the Company’s long-term expectations. The Company believes that this assumption is reasonable because, with the pension plan’s balanced investment approach, the higher volatility of equity investment returns is intended to be offset by the greater stability of fixed-income and short-term investment returns. The net result, on a long-term basis, is a lower return than might be expected by investing in equities alone. In the short term, the pension plan can experience fluctuations in actual rates of return.
Rate of Cost of Living Increase
The rate of cost of living increase is determined by considering differences between long-term Government of Canada nominal bonds and real return bonds, which decreased from 1.60% per annum as at December 31, 2017 to approximately 1.40% per annum as at December 31, 2018. Given the Bank of Canada’s commitment to keep long-term inflation between 1.00% and 3.00%, management believes that the current rate is reasonable to use as a long-term assumption and as such, has used a 2.0% per annum inflation rate for employee future benefits liability valuation purposes as at December 31, 2018.
Salary Increase Assumptions
Salary increases should reflect general wage increases plus an allowance for merit and promotional increases for current members of the plan, and should be consistent with the assumptions for consumer price inflation and real wage growth in the economy. The merit and promotion scale was developed based on the salary increase assumption review performed in 2017. The review considers actual salary experience from 2002 to 2016 using valuation data for all active members as at December 31, 2016, based on age and service and Hydro One’s expectation of future salary increases. Additionally, the salary scale reflects negotiated salary increases over the contract period.
Mortality Assumptions
The Company’s employee future benefits liability is also impacted by changes in life expectancies used in mortality assumptions. Increases in life expectancies of plan members result in increases in the employee future benefits liability. The mortality assumption used at December 31, 2018 is 95% of 2014 Canadian Pensioners Mortality Private Sector table projected generationally using improvement Scale B.
Rate of Increase in Health Care Cost Trends
The costs of post-retirement and post-employment benefits are determined at the beginning of the year and are based on assumptions for expected claims experience and future health care cost inflation. For the post-retirement benefit plans, a trend study of historical Hydro One experience was conducted in 2017, which resulted in a change in the prescription drug, dental and hospital trends used

35

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

for 2017 and 2018 year-end reporting purposes. A 1% increase in the health care cost trends would result in a $23 million increase in 2018 interest cost plus service cost, and a $230 million increase in the benefit liability at December 31, 2018.
Valuation of Deferred Tax Assets
Hydro One assesses the likelihood of realizing deferred tax assets by reviewing all readily available current and historical information, including a forecast of future taxable income. To the extent management considers it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is recognized.
Asset Impairment
Within Hydro One’s regulated businesses, the carrying costs of most of the long-lived assets are included in the rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through OEB-approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable. As at December 31, 2018, no asset impairment had been recorded.
Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. Hydro One has concluded that goodwill was not impaired at December 31, 2018. Goodwill represents the cost of acquired distribution and transmission companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure controls and procedures are the processes designed to ensure that information is recorded, processed, summarized and reported on a timely basis to the Company’s management, including its CEO and CFO, as appropriate, to make timely decisions regarding required disclosure in the MD&A and financial statements. At the direction of the Company’s CEO and CFO, management evaluated disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, management concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2018.
Internal control over financial reporting is designed by, or under the direction of the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
The Company’s management, at the direction of the CEO and CFO, evaluated the effectiveness of the design and operation of internal control over financial reporting based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2018.
Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations. Furthermore, the effectiveness of internal control is affected by change and subject to the risk that internal control effectiveness may change over time.
There were no changes in the design of the Company’s internal control over financial reporting during the three months ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the operation of the Company’s internal control over financial reporting.
Management will continue to monitor its systems of internal control over reporting and disclosure and may make modifications from time to time as considered necessary.

36

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASC 606	May 2014 – November 2017
ASC 606 Revenue from Contracts with Customers replaced ASC 605 Revenue Recognition. ASC 606 provides guidance on revenue recognition relating to the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.
January 1, 2018
On January 1, 2018, Hydro One adopted ASC 606 using the retrospective method, without the election of any practical expedients. Upon adoption, there was no material impact to the Company's revenue recognition policy and no adjustments were made to prior period reported financial statements amounts. The Company has included the disclosure requirements of ASC 606 for annual and interim periods in the year of adoption.

ASU 2017-07	March 2017
Service cost components of net benefit cost associated with defined benefit plans are required to be reported in the same line as other compensation costs arising from services rendered by the Company’s employees. All other components of net benefit cost are to be presented in the income statement separately from the service cost component. Only the service cost component is eligible for capitalization where applicable.
January 1, 2018
Hydro One applied for a regulatory asset to maintain the capitalization of post-employment benefit related costs and as such, there is no material impact upon adoption. See Note 2 - Significant Accounting Policies and Note 12 - Regulatory Assets and Liabilities.

37

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated impact on Hydro One
2016-02 2018-01 2018-10 2018-11 2018-20	February 2016 – December 2018
Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet. ASU 2018-01 permits an entity to elect an optional practical expedient to not evaluate under ASC 842 land easements that exist or expired before the entity's adoption of ASC 842 and that were not previously accounted for as leases under ASC 840. ASU 2018-10 amends narrow aspects of ASC 842. ASU 2018-11 provides entities with an additional and option transition method in adopting ASC 842. ASU 2018-11 also permits lessors to elect an optional practical expedient to not separate non-lease components from the associated lease component by underlying asset classes. ASU 2018-20 provides relief to lessors that have lease contracts that either require lessees to pay lessor costs directly to a third party or require lessees to reimburse lessors for costs paid by lessors directly to third parties.
January 1, 2019
Hydro One reviewed its existing leases and other contracts that are within the scope of ASC 842. Apart from the existing leases, no other contracts contained lease arrangements. Upon adoption in the first quarter of 2019, the Company will utilize the modified retrospective transition approach using the effective date of January 1, 2019 as its date of initial application. As a result, comparatives will not be updated. The Company will elect the package of practical expedients and the land easement practical expedient upon adoption. The impact to Hydro One's financial statements will be the recognition of approximately $24 million of Right-of-Use (ROU) assets and corresponding lease obligations on the Consolidated Balance Sheet. The ROU assets and lease obligations represent the present value of the Company’s remaining minimum lease payments for leases with terms greater than 12 months. Discount rates used in calculating the ROU assets and lease obligations correspond to the Company’s incremental borrowing rate.

2018-07	June 2018
Expansion in the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. Previously, ASC 718 was only applicable to share-based payment transactions for acquiring goods and services from employees.
			January 1, 2019	No impact upon adoption
2018-13	August 2018	Disclosure requirements on fair value measurements in ASC 820 are modified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2020	Under assessment
2018-14	August 2018
Disclosure requirements related to single-employer defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes.
			January 1, 2021	Under assessment
2018-15	August 2018
The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The accounting for the service element of a hosting arrangement is not affected by the amendment.
			January 1, 2020	Under assessment

38

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

SUMMARY OF FOURTH QUARTER RESULTS OF OPERATIONS

Three months ended December 31 (millions of dollars, except EPS)	2018	2017	Change
Revenues
Distribution	1,138	1,049	8.5%
Transmission	410	380	7.9%
	1,548	1,429	8.3%

Costs
Purchased power	741	662	11.9%
OM&A
Distribution	169	147	15.0%
Transmission	117	84	39.3%
Other	7	(1)	(800.0%)
	293	230	27.4%

Depreciation, amortization and asset removal costs	215	213	0.9%
	1,249	1,105	13.0%

Income before financing charges and income taxes	299	324	(7.7%)
Financing charges	107	101	5.9%

Income before income taxes	192	223	(13.9%)
Income taxes	6	41	(85.4%)
Net income	186	182	2.2%

Net income attributable to common shareholder of Hydro One	182	180	1.1%

Basic and Diluted EPS	$1,280	$1,265	1.1%

Capital Investments
Distribution	168	161	4.3%
Transmission	292	267	9.4%
	460	428	7.5%

Assets Placed In-Service
Distribution	253	207	22.2%
Transmission	698	522	33.7%
	951	729	30.5%
Net Income
Net income attributable to common shareholder for the quarter ended December 31, 2018 of $182 million is an increase of $2 million or 1.1% from the prior year. Significant influences on net income included:

•	increase in transmission and distribution revenues due to higher energy consumption resulting from favourable weather;

•	higher transmission revenues driven by increased OEB-approved transmission rates;

•	higher OM&A costs primarily resulting from:

•	higher vegetation management costs resulting from a change to an improved vegetation program resulting in greater coverage and better reliability,

•	higher property taxes, primarily due to non-recurring favourable re-assessment of payments in lieu of property taxes in 2017,

•	higher stations and lines maintenance costs,

•	insurance proceeds received in Q4 2017, and

•	higher HST recovery in 2017;

•
lower income tax expense primarily attributable to higher temporary differences arising from a combination of higher in-service additions, the asset mix and higher pension and OPEB contributions in excess of accounting expense in the fourth quarter of 2018, compared to 2017.

39

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

Revenues
The quarterly increase of $30 million or 7.9% in transmission revenues was primarily due to higher revenues driven by increased OEB-approved transmission rates for 2018, and higher average monthly Ontario 60-minute peak demand driven by favourable weather in the fourth quarter of 2018.
The quarterly increase of $89 million or 8.5% in distribution revenues, net of purchased power, was primarily due to higher energy consumption resulting from favourable weather in the fourth quarter of 2018 and higher deferred regulatory adjustments; partially offset by lower CDM revenue.
OM&A Costs
The quarterly increase of $33 million or 39.3% in transmission OM&A costs was primarily due to a non-recurring reduction of provision for payments in lieu of property taxes following a favourable reassessment of the regulation in 2017, higher volume of demand maintenance work on power equipment and overhead lines, insurance proceeds received in 2017 due to equipment failures at the Fairchild and Campbell transmission stations, and higher volume of work on vegetation management.
The quarterly increase of $22 million or 15.0% in distribution OM&A costs was primarily due to higher volume of work on vegetation management, and higher volume of emergency calls, partially offset by lower storm restoration costs, and lower costs related to the renewed IT contract.
Financing Charges
The quarterly increase of $6 million or 5.9% in financing charges was primarily due to an increase in interest expense on long-term debt resulting from an increase in weighted-average long-term debt balance outstanding during the quarter.
Income Taxes
Income tax expense for the fourth quarter of 2018 decreased by $35 million compared to 2017, and the Company realized an ETR of approximately 3.1% in the fourth quarter of 2018, compared to approximately 18.4% realized in 2017. This was primarily attributable to an increase in tax deductions arising from higher in-service additions coupled with an increased allocation to a higher depreciation class, as well as higher pension and other post-employment benefit (OPEB) contributions for tax purposes. The Company is required to accrue taxes based on the tax liability without considering the temporary differences as prescribed by the regulator.
Assets Placed In-Service
The increase in transmission assets placed in-service during the fourth quarter was primarily due to the following:

•
assets placed in-service in the fourth quarter of 2018 for station sustainment investments, including Horning, Centralia, London Nelson, St. Isidore, Wanstead, Palmerston, Chenaux, and Dryden transmission stations, as well as the Bruce Special Protection System end-of-life equipment replacement project;

•	higher volume of demand work placed in-service associated with equipment failures; and

•	higher volume of overhead lines and component replacement work placed in-service; partially offset by

•	substantial investments in major development projects placed in-service in 2017, including Leamington and Holland transmission stations; and

•	assets placed in-service in the fourth quarter of 2017 for station sustainment investments, including OverBrook, Hanmer, and Leaside transmission stations.
The increase in distribution assets placed in-service during the fourth quarter was primarily due to the following:

•	timing of investments placed in-service for system capability reinforcement projects;

•	cumulative investments in the Advanced Distribution System project placed in-service in 2018; and

•	cumulative investments in distribution generation connection projects placed in-service in 2018; partially offset by

•	the completion of the Company’s website redesign project to improve customer service and operational efficiencies; and

•	timing of demand work on large joint-use and line relocation projects.
Capital Investments
The increase in transmission capital investments during the fourth quarter was primarily due to the following:

•	higher volume of overhead lines refurbishments and replacements;

•	higher volume of demand work associated with equipment failures;

•	higher volume of work required to adhere to the NERC Cyber Security standards;

•
timing of project work on major development projects, including the Niagara Reinforcement, Lake Superior Link, and East-West Tie Connection projects, as well as work at Clarington and Holland transmission stations; and

•	higher volume of spare transformer purchases; partially offset by

•	lower volume of transmission station refurbishments and replacements work.

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

The increase in distribution capital investments during the fourth quarter was primarily due to the following:

•	higher spend on joint use and line relocation projects due to timing of capital contributions; and

•	increased volume of emergency power and storm restorations work due to higher storm activity in 2018.
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry, regulatory and economic environments in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications, including resulting decisions, rates and expected impacts and timing; the Company’s liquidity and capital resources and operational requirements; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; ongoing and planned projects and initiatives, including expected results and completion dates; expected future capital investments, including expected timing and investment plans; contractual obligations and other commercial commitments; expectations regarding the deferred tax asset and the OEB's treatment thereof: the OEB; the NRLP and the Niagara Reinforcement Project, the Lake Superior Link Project, and related regulatory applications; collective agreements; the pension plan, future pension contributions, valuations and expected impacts; impacts of OEB treatment of post-employment benefit costs; dividends; credit ratings and related risks; class action litigation; Hydro One's strategy; effect of interest rates; non-GAAP measures; critical accounting estimates, including environmental liabilities, regulatory assets and liabilities, and employee future benefits; occupational rights; internal control over financial reporting and disclosure; recent accounting-related guidance; the Company’s acquisitions and mergers, including Orillia Power and Peterborough Distribution; the Urgent Priorities Act, the Accountability Act, and anticipated impacts; Hydro One’s new compensation framework; expectations relating to executive compensation and potential impacts on Hydro One; anticipated and potential senior management departures and possible impacts; retention arrangements; the Company's ability to attract and retain qualified officers; anticipated impact of measures related to accelerated investment initiatives; climate change; cyber and data security; expectations related to work force demographics; the Province’s ownership of Hydro One Limited and conflicts that may arise between the Province and Hydro One from time to time; government actions and the potential impacts on Hydro One and its business; and reputational, public opinion and political risk. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•
risks associated with the Province’s share ownership of Hydro One's parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures, or denials of applications;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•
the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	risks associated with the Province exercising further legislative and regulatory powers in the implementation of the Urgent Priorities Act and the Accountability Act;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on reserves (as defined in the Indian Act (Canada));

•	the risks associated with information system security and maintaining a complex IT system infrastructure;

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HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2018 and 2017

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	the risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

•	risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	the risk of a credit rating downgrade and its impact on the Company’s funding and liquidity;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•
the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using US GAAP;

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system; and

•	the risk related to the impact of the new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section “Risk Management and Risk Factors” in this MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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